SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: May 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following documents as filed with Canadian securities regulators:

1 Annual Information Form of World Heart Corporation for the year ended December 31, 2002, dated May 20, 2003.

2 Annual Report to shareholders of World Heart Corporation for the year ended December 31, 2002.

                                   WORLDHEART






                             ANNUAL INFORMATION FORM
                      For the year ended December 31, 2002







                                  May 20, 2003

                                   WORLDHEART

                          ANNUAL INFORMATION FORM (AIF)

                                      INDEX


AIF ITEM NO.                                                            PAGE NO.


Item 2.   CORPORATE STRUCTURE................................................  3

Item 3.   GENERAL DEVELOPMENT OF THE BUSINESS................................  3

Item 4.   NARRATIVE DESCRIPTION OF THE BUSINESS..............................  5

Item 5.   SELECTED CONSOLIDATED FINANCIAL INFORMATION........................ 16

Item 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS............................... 18

Item 7.   MARKET FOR SECURITIES.............................................. 28

Item 8.   DIRECTORS AND OFFICERS............................................. 29

Item 9.   ADDITIONAL INFORMATION............................................. 34

ITEM 2 - CORPORATE STRUCTURE

Item 2.1. Name and Incorporation

World Heart Corporation was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996. For the purposes of this document, unless the context otherwise requires, World Heart Corporation is referred to as the "Corporation" or "WorldHeart".

The consolidated operations of the Corporation includes its wholly owned subsidiary, World Heart Inc., of Oakland, California, U.S.A., and an associated research and development company, 2007262 Ontario Inc., of Ottawa, Ontario, Canada.

The Corporation has one wholly owned subsidiary, World Heart Inc., a corporation duly incorporated under the laws of the State of Delaware. World Heart Inc. was created to acquire the assets and liabilities of Novacor from Edwards and conduct commercial operations related to the sale of Novacor LVAS (left ventricular assist system). 2007262 Ontario Inc., an associated research and development company of the Corporation was duly incorporated under the laws of the Province of Ontario, Canada on November 29, 2001 to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaverVAD. WorldHeart and New Generation Biotech (Equity) Fund Inc., an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262.

In this document left ventricular assist devices or ventricular assist devices are referred to as LVADs and VADs respectively.

The Corporation publishes its audited financial statements in Canadian dollars. In this Annual Report, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

Item 2.2. Intercorporate Relationships

As described in Item 2.1.


ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

Item 3.1. Three-Year History

History and Development of the Company

The Corporation was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996. The legal and commercial name of the Corporation is World Heart Corporation. The Corporation's head office is located at 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1 and its telephone number is (613) 226-4278. The Corporation has registered HeartSaverVAD(TM) as a trademark in Canada, and has applied to register it in the United States and in several other countries. World Heart Inc., a wholly owned subsidiary is located at 7799 Pardee Lane, Oakland, CA, USA, 94621 and with the telephone number (510) 563-5000. 2007262 Ontario Inc., an associated research and development company, is located at the Corporation's head office address.

WorldHeart was organized in April 1996 to develop a global scale medical device business focused initially on HeartSaver through licensed artificial heart and related technology developed by the University of Ottawa's Ottawa Heart Institute Research Corporation, Cardiovascular Devices Division (CVD). HeartSaver is designed to be an affordable, implantable heart assist device to provide long-term support of pulsatile blood flow to patients suffering from heart failure and to permit the recipient to return to near normal activities. On August 21, 2002 the Corporation announced the amalgamation of its HeartSaver I, II and III development programs, with the objective of reducing overall research and development costs to bring an optimized (smaller and more efficient) HeartSaverVAD to commercial production in 2007.

On June 30, 2000, the Corporation, through World Heart Inc., its wholly owned subsidiary, acquired the assets and liabilities of Edwards Novacor LLC ("Novacor") from Edwards Lifesciences LLC ("Edwards") for a total purchase price of approximately $62.5 million. As a result of this acquisition, WorldHeart began commercial operations with the sale of Novacor LVAS. Development of Novacor LVAS commenced in 1969 with the objective of developing a long-term circulatory support device and with the focus on an implantable electrically driven pump. Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative to transplantation and as a bridge to recovery to support patients who may have an ability to recover use of their natural heart. Additionally, in the U.S. the Corporation submitted a PMA (pre-marketing approval) Supplement to the Food and Drug Administration (FDA) for use of the Novacor LVAS by end-stage heart-failure patients who are not candidates for heart transplantation. The FDA accepted the submission for filing and has accorded the submission expedited review status. Novacor LVAS has been implanted in more than 1,400 patients worldwide.

Item 3.2. Significant Acquisitions and Significant Dispositions

The Corporation did not complete any significant acquisitions or dispositions in the most recent fiscal year ended December 31, 2002.

Item 3.3. Trends

The Corporation expects to incur further losses from operations at least through 2004 as it continues with its HeartSaverVAD research and development program. In addition, increased marketing and manufacturing expenses are expected as WorldHeart expands selling and marketing activities related to its Novacor LVAS. These increases will be potentially offset by an increased contribution from increased Novacor LVAS sales and lower per unit manufacturing costs.

WorldHeart's business and future depends on the commercial success of HeartSaverVAD. This success is expected to be assisted by the successful performance of Novacor LVAS. Both devices provide pulsatile blood flow. Pulsatile VADs, using pumps that are either externally placed, or abdominally implanted, have been demonstrated to be effective in supporting the blood circulation of patients with failing hearts. Although Novacor LVAS has been successfully implanted in more than 1,400 patients, there can be no assurance that HeartSaverVAD will also prove safe and effective until successful clinical trials have been completed.

At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million and available cash of $248,000.

WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans, which mature on July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions within the first half of fiscal 2003.

At March 31, 2003, the Corporation had a working capital deficiency of $14.2 million and available cash of $198,964.

ITEM 4 - NARATIVE DESCRIPTION OF THE BUSINESS

Item 4.1. General

Business Overview

WorldHeart's business is currently focused on the development and commercialization of ventricular assist devices (VADs). VADs are mechanical assist devices that can provide an effective treatment for end stage heart failure by supplementing the circulatory function of the heart by rerouting blood flow through a mechanical pump. There have been more than 10,000 VADs used clinically over the past 10 years.

The Corporation currently is focused on two VAD technologies: the Novacor LVAS and the HeartSaverVAD. The Novacor LVAS represents the Corporation's current generation of implantable pulsatile VADs. HeartSaverVAD is currently under development and is expected to result in the Corporation's next generation implantable pulsatile VAD.

Current Treatment Methods for End-Stage Heart Failure

The search for an effective treatment for end-stage heart failure is ongoing. Therapies such as medication and transplantation have significant limitations, and alternative emerging technologies, such as xenografts, cardiomyoplasty, genetic tissue engineering, multiple site pacing and implantable artificial hearts (total artificial hearts and ventricular assist devices, pulsatile and non-pulsatile), are being investigated. The following are treatment methods currently being employed for heart failure:

Medication. Pharmaceutical drugs are the first line of defence against heart failure; however, in spite of many advances, drug therapies continue to be able to provide only very limited relief. Drug therapies do not treat the underlying disorder and, thus, can only slow the disease's progression. Moreover, a significant number of heart failure patients may be resistant to treatment with drug therapies and often such therapies have side-effects, some of which can be quite serious for certain patients.

Heart Transplantation. Heart transplantation is currently the intervention of choice for some patients with end-stage heart failure. Patients receiving heart transplants have a 71% five-year survival rate (source: American Heart Association ("AHA"), 2003 Update). However, the availability of donor organs as well as other major limitations, described below, has limited the number of transplants worldwide to about 4,000 per year. In the United States, the number of heart transplants is just over 2,000 annually (2001 - 2,202, 2000 - 2,198, 1999 - 2,184, 1998 - 2,340, 1997 - 2,290, 1996 - 2,342), according to the AHA, despite the fact that the AHA estimates that each year at least 40,000 Americans under age 65 would benefit from heart transplants. Another negative feature of transplants is the need for immuno-suppressive medication, which can make patients vulnerable to other diseases and may have other side effects. In addition, heart transplantation procedures are rarely used in emergency situations because of the time required to obtain a suitable donor organ. The quality of donor hearts is not always optimal and, once implanted, little can be done about the quality of the graft. The transplanted natural heart can itself develop complications. Finally, the costs of heart transplants are reported to be up to US$250,000 for the first year.

Artificial Heart Technology. Both total artificial hearts and VADs (each a form of mechanical circulatory support) have been used clinically and have been demonstrated to be viable treatments for end-stage heart failure. These devices have already saved thousands of lives during temporary use as a bridge to transplant while the recipients await a heart transplant and recently have been used as a bridge-to-recovery therapy or as an alternative to transplantation. However, the devices currently on the market are designed for implantation in the abdomen or placement outside the body with connections to the heart, both requiring perforation of the diaphragm and/or skin tissue. The external devices typically require at least two perforations of the protective skin and tissue, and connection to a console, which restricts patient mobility. Implantable devices typically require a percutaneous lead for air and power.

Advantages of VADs

VADs that are either externally placed or abdominally implanted have been demonstrated as being effective in supporting blood circulation in patients with a failing heart. More than 10,000 patients have been supported while awaiting transplant by pulsatile VADs that are in the market, including over 1,400 that have been supported using the Novacor LVAS. Three Novacor LVAS recipients have been supported for more than four years; one of whom has been supported for more than five years.

The following advantages of VADs over other treatments generally apply to VADs that are currently approved and in use. The Corporation expects that these advantages will also apply to HeartSaver:

Unlimited Supply. As a manufactured device, VADs are available as and when needed, including on an emergency basis, to treat end-stage heart failure patients.

Potential Reduced Hospitalization. Unlike transplant patients, VAD patients go to surgery without waiting for a donor organ and in the case of implantable VADs are able to leave the hospital after a relatively short recovery period, thus potentially reducing health care costs.

Potential Improved Patient Health. After VAD implantation, blood circulation is improved throughout the body and most patients experience improved levels of health. This has been shown in a number of clinical studies, including those for the Novacor LVAS.

Potential Reduction in Medication Use. Unlike transplants, VADs do not cause rejection responses and, as a result, VAD patients typically do not need the administration of immuno-suppressive medication. Patients are accordingly not subject to the risks and costs associated with long-term administration of these medications. Unlike other treatment methods for heart failure, substantially less medication may be required, thereby potentially limiting the side effects that may be associated with these medications.

Potential Natural Heart Recovery. Unlike total artificial heart systems, VADs leave the natural heart intact and assist it when it is unable to provide sufficient cardiac function to maintain life. VADs have, in some cases, permitted recovery of natural heart function to the point where the device was eventually removed.

Novacor LVAS

Novacor LVAS is an electromechanically driven pump, about the size of a human heart, which is implanted within the abdominal wall. It provides circulatory support by taking over most of the workload of the left ventricle, the heart's main pumping chamber. Blood enters the pump though an inflow conduit connected to the left ventricle and is ejected through an outflow conduit into the ascending aorta.

Novacor LVAS is controlled by an electronic controller and powered by primary and reserve battery packs, worn on a belt around the waist or carried in a shoulder bag, or by a small bedside monitor. The controller is connected to the implanted pump by a percutaneous lead (a small tube containing control and power wires) through the recipient's skin.

Novacor LVAS is completely self-regulating, responding instantaneously to the recipient's changing heartbeat and circulatory demands. It was designed primarily for long-term use, and was the only one of four devices to successfully complete stringent testing to standards set by the National Institutes of Health ("NIH") for an implantable LVAS, exceeding the NIH reliability criteria.

Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States, Japan and Canada. In Europe, it is also available as an alternative to transplantation and as a bridge to recovery to support patients who may have an ability to recover use of their natural heart. In Japan, the Corporation's Novacor LVAS is the only approved implantable LVAS and is used as a destination therapy. On August 14, 2002 the Corporation submitted a PMA Supplement to the FDA for use of the Novacor LVAS by end-stage heart-failure patients who are not candidates for heart transplantation. The FDA accepted the submission for filing on November 22, 2002, and has accorded the submission expedited review status. The Novacor LVAS has also been implanted in limited numbers in certain other countries.

More than 1,400 patients have received the Novacor LVAS device, primarily as a bridge to transplantation. The experience in long-term support continues to grow. To date, more than300 Novacor LVAS recipients have been supported for at least six months. Over 120 recipients have been supported for more than one year, 28 of whom have lived with the device for more than two years. The longest time of support on a Novacor LVAS is more than five years.

A clinical trial is underway in the United States and Canada to study and evaluate long-term use of the device as a destination therapy. The multi-center "INTrEPID" clinical trial (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent) is comparing survival rates and quality of life between end-stage heart failure patients who receive the Novacor LVAS and those supported by the best available pharmacological therapies.

HeartSaver

The goal of the Corporation in its development of the HeartSaverVAD is to produce, at a cost that is competitive with the costs of alternative treatments, a VAD that is suitable for continuous use outside of the hospital setting and that provides recipients with an enhanced quality of life by allowing freedom of movement and minimal limitations to their normal activities.

The HeartSaver is designed to be a pulsatile left ventricular assist device that will be fully implantable in the body. It is intended to assume part or all of the left ventricle's pumping action.

HeartSaver System Pump/Drive Unit

The electrically powered, implantable pump/drive unit incorporates two small, single pusher-plate pump chambers, connected in series. A single, common, pusher plate is positioned between the valveless pre-chamber and the valved pumping chamber. During the eject stroke, the pumping chamber ejects blood, via an outflow conduit, into the recipient's aorta, while the pre-chamber simultaneously fills from the left ventricle through an inflow conduit. During the return stroke, fluid transfers from the pre-chamber to the pumping chamber, with no net inflow or outflow. Since the combined volume of the two chambers remains constant throughout the cycle, the device does not require a volume compensator which will allow it to be fully implanted. This results in a physiologic stroke volume from a compact pumping system.

The pusher plate, supported by the two pump chamber diaphragms, is driven by direct magnetic actuation, without coupling members or bearings. Eject bias springs are compressed during the return stroke and deliver their stored energy during the eject stroke, efficiently utilizing the driver throughout the pumping cycle and leveling the power load through the system. This contributes to system efficiency, while optimizing the size of both electrical and electromagnetic subsystems. The driver's linear force-versus-current characteristics enhance system control capabilities.

The Internal Controller/Battery

An implanted, microprocessor-based controller and battery (ICB) delivers power to the pump/drive unit. Responding to position sensors within the pump/drive unit, the ICB regulates system operation, adapting pump output to physiologic needs. The ICB is normally powered by the transcutaneous energy transfer system
(TET). However, an implanted rechargeable battery provides a backup power source, as well as supporting operation without the external accessories (e.g., for bathing or swimming). The ICB includes a radio frequency (RF) telemetry system for bi-directional communication with the external controller.

The Transcutaneous Energy Transmission System

The Transcutaneous Energy Transmission (TET) system transmits power from the external battery to the implanted system by means of electromagnetic induction. An external coil, energized by the external battery and controller, transmits power across the intact skin to an internal coil implanted under the skin. The current induced in the implanted TET coil is delivered to the implanted controller to power the pump and recharge the implanted battery.

The Biotelemetry System

The HeartSaver can also be remotely monitored and controlled by an integrated Biotelemetry data transfer system. The Biotelemetry system transfers data bi-directionally through intact skin and tissue using RF transmitter/receiver modules in the internal and external controllers. The Biotelemetry system can transmit information between the implanted HeartSaverVAD and healthcare professionals.

Advantages of the HeartSaverVAD

The HeartSaver is expected to offer several distinct advantages over other VADs currently used or under development to treat end-stage heart failure, including:

Pulsatile (physiologic) Output

Unlike the rotary pump VADs currently under development, the HeartSaverVAD generates a pulsatile output, emulating the pumping action of the natural heart. Many clinicians believe that a physiologic pulse is essential for adequate long-term perfusion of body tissue and organs.

Fully Implantable without a Volume Compensator

Due to the alternating action of the pre-chamber and pumping chamber, the total blood volume within the device does not vary as the pump cycles. Since there is no variable blood volume within the implanted device, the pump can be fully implantable (i.e., with no air vent through the skin) without the need for an implanted volume compensator. This contributes to the simplicity and compactness of the device.

The TET and Biotelemetry systems are expected to provide power, communication and control of the implanted system across the intact skin. These systems, together with the elimination of an air vent to atmosphere, permit the device to operate with no penetrations through the skin. Currently marketed VADs require openings in the skin for connection to electrical or pneumatic power sources and to communicate with atmospheric pressure. These skin penetrations increase the risk of infection and affect the patient's comfort and convenience.

Reduced Size and Weight

The HeartSaverVAD is a highly integrated and compact design, with a projected pump/drive unit volume and weight approximately one half that of current pulsatile VADs. Its compact size and lack of a volume compensator provide surgical flexibility, permitting it to be implanted in either the abdominal or thoracic cavity.

Reliability and Durability

The HeartSaverVAD design is derived from the Novacor LVAS, which has a record for multiyear clinical reliability and durability unmatched by any other VAD. The extreme simplicity of the HeartSaverVAD design, with no bearings or other mechanical elements subject to wear, is expected to allow it to be even more reliable and durable.

Quality of Life

When patients leave the hospital with an implanted HeartSaverVAD, it is expected that they will have an improved quality of life that will allow them to be mobile, to exercise and to perform near-normal work and other life activities. HeartSaverVAD's external batteries will provide five to eight hours of power without charging; the internal battery will allow operation, for shorter intervals, without the use of the TET or connection to any external power source.

Cost Savings

The HeartSaverVAD's relative simplicity and absence of high tolerance components should make it a cost-competitive technology. Its expected multiyear durability should also make the cost per year of circulatory support competitive.

Overview of Clinical Trials

Novacor LVAS

Novacor LVAS is the only VAD that has provided more than four years of continuous circulatory support with a single device. In use since 1984, it is the only electrical system with more than 18 years of clinical experience and the only technology to successfully complete an NIH sponsored two-year pre-clinical device readiness testing program.

Novacor LVAS has supported more than 1,400 people around the world for as long as 5+ years, providing many recipients with an active out-of-hospital life. To date Novacor LVAS has supported:

     o    317 recipients for more than six months;
     o    127 recipients for more than one year;
     o    28 recipients for more than two years;
     o    11 recipients for more than three years;
     o    three recipients for more than four years; and
     o    one recipient for more than five years.

In the United States, Novacor LVAS is available to clinicians for use as a bridge to transplantation. In Europe, Japan and elsewhere in the world, the device is used as a bridge to transplantation, an alternative to transplantation and a bridge to recovery.

The Corporation's multi-center INTrEPID clinical trial in the United States and Canada to provide additional support for the Novacor LVAS's use as destination therapy is ongoing.

The trial design overview is as follows:

     o    a non-randomized, two-arm, controlled clinical trial;
     o target enrollment of 110 subjects at 20 centers (55 Novacor LVAS and 55 control)
     o    primary study endpoint: all cause mortality at six months; and
     o secondary study endpoints: cardiac mortality at six months and health-related quality of life.

HeartSaver

The optimized HeartSaverVAD is now in the prototype design and development stage, and is expected to commence initial in vivo clinical trials late in 2003. It is targeted to enter the clinical evaluation trial stage in late 2005. HeartSaverVAD is intended to ultimately meet the clinical requirements for a fully implantable device.

Upon initiation of formal clinical trials, each enrolled site will receive training on the implantation and operation of HeartSaverVAD. Senior medical practitioners in the field of cardiovascular medicine, such as cardiologists and cardiac surgeons, will be familiarized with HeartSaverVAD to ensure its wide acceptance within the medical community in the treatment of end-stage heart failure.

Marketing, Training and Distribution Strategy

The Corporation's principal markets are currently North America and Europe. Revenues for each geographic market for 2002 were as follows:

------------------------------------------------------------------------------------------------
                                                               Revenue
                                        --------------------------------------------------------
                                                2002              2001              2000
------------------------------------------------------------------------------------------------

Canada                                        $    941,259       $   158,974      $    93,963
United States                                    5,421,570         5,463,618        2,712,946
Europe and rest of world (1)                     3,744,102         2,630,032        1,867,576
                                        --------------------------------------------------------
Total                                         $ 10,106,931       $ 8,252,624      $ 4,674,485
------------------------------------------------------------------------------------------------

(1) Sales in Europe are made by the Corporation to Edwards Lifesciences' operations in The Netherlands.

During the year ended December 31, 2002, revenue included $4,685,361 (2001 - $2,789,006) resulting from sales to Edwards less obligations owing to Edwards for the shortfall of the guaranteed gross margin on sales included as a reduction of revenue of $657,542 (2001 - $833,880).

With the acquisition of Novacor LVAS in mid-2000, WorldHeart immediately gained access to many key medical centres involved in cardiac transplantation in North America, Europe, Japan and Asia. Novacor LVAS has been available for implant in 93 centres in these geographic markets. Outside the United States, Novacor LVAS is represented by Edwards, which has an extensive network of direct sales people in addition to distributors in smaller markets and distribution capabilities close to the major international markets.

Additionally, the Oakland, California and Europe-based operations of the Novacor business have experienced clinical and technical personnel who support active implant centres and are well connected with the leading clinicians. It is WorldHeart's intent to continue to leverage this experience, knowledge and the positive relationships that have been established over many years.

Product improvements to the Novacor LVAS, which were introduced in Europe during 2002, are also expected to be introduced to the U.S. and Canada in 2003, subject to FDA and Health Canada approvals. In addition, the Corporation's submission to the FDA to expand the product indication for the Novacor LVAS for destination therapy is expected to expand clinical interest in the product. These product improvements and regulatory activities have been quickly followed by expansion of the Corporation's U.S. sales force in order to optimize the potential sales impact of these developments.

Commercialization

The Corporation expects to apply in 2005 for approval to commence human clinical trials in the United States, Europe and Canada. Assuming clinical trials are satisfactory the Corporation expects to commence commercial sales in 2007.

Sources and Availability of Raw Materials

To date, the Corporation has not encountered any major difficulty in obtaining quality raw materials or quality subassemblies of raw materials. It is not anticipated that the prices of raw materials will be subject to volatility.

Intellectual Property

To date, two patents have been granted for HeartSaverVAD in the United States and a European patent has been granted covering United Kingdom, France, Germany, Italy, Switzerland and Liechtenstein. Patents for HeartSaverVAD have been applied for in Canada and in Japan. The TET technology incorporated in HeartSaverVAD has been patented in the United States, Canada and the United Kingdom.

Sixteen U.S. patents have been granted for Novacor LVAS and its associated subsystems. A subset of these patents have also been filed and granted in the major European countries, in Canada and in Japan. A U.S. patent has been granted on the Novacor II LVAS technology, which is being integrated into the next-generation HeartSaverVAD.

The Corporation has registered HeartSaverVAD(TM) and WorldHeart(TM) as trademarks in Canada, and has applied to register them in the United States and in several other countries.

The Corporation and CVD generally enter into confidentiality or license agreements with their employees, consultants and vendors, and generally control access to and distribution of information related to their technology or products, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Corporation's products or technology without authorization, or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries, including the United States. Despite the Corporation's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Corporation's products or to obtain and use information that the Corporation regards as proprietary. Policing unauthorized use of the Corporation's products is difficult. There can be no assurance that the steps taken by the Corporation will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Corporation's intellectual property rights, to protect patents licensed to or owned by the Corporation, to protect the Corporation's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Corporation's business, financial condition and result of operations.

Product Liability Insurance

The Corporation maintains product liability insurance in the amount of US$10,000,000. Upon the commencement of commercial production of HeartSaverVAD, the Corporation will seek to increase such product liability insurance, if appropriate.

Competition

Overview

In addition to competing with other less-invasive therapies for heart failure, the Corporation's Novacor LVAS and HeartSaverVAD will compete with VADs being developed and sold by a number of existing and emerging companies. Competition from medical device companies and medical device subsidiaries of healthcare companies is intense and may increase. Many of the Corporation's competitors may have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation.

At present, only two companies in North America have implantable pulsatile VADs approved for commercial sale: WorldHeart and Thoratec Laboratories Corporation ("Thoratec"). In 2000, Thoratec acquired Thermo Cardiosystems Inc. ("TCI"), one of the leading suppliers of implantable left ventricular assist devices. The combined entity assumed the Thoratec name. Thoratec has three pulsatile left ventricular assist device models of its HeartMate(R) LVAS that have been approved in the United States for commercial sale. One is pneumatically driven (the IP LVAS), and the other two are electrically driven (the VE LVAS and XVE
LVAS). The HeartMate(R)VE and XVE and Novacor LVAS have been approved for commercial sale for bridge-to-transplant indications in the United States and without restriction in use for heart-failure patients in Europe. Each of these VADs is implanted in the abdomen and has power leads and/or venting tubes, which perforate the recipient's skin and tissue.

The HeartMate(R) VE received approval for destination therapy indication in November 2002 and the HeartMate(R) XVE received destination therapy approval in April 2003. The FDA is reviewing, on an expedited basis, WorldHeart's PMA Supplement for the use of its Novacor LVAS for destination therapy.

Other companies, such as Abiomed, Inc. ("Abiomed") and Thoratec both have VADs, which are designed for temporary use, but are not implanted in the body. Their pumping/power console is external and attached to the natural heart via connecting tubes running through the recipient's skin and tissue. Abiomed's VAD is approved by the FDA for in-hospital use only. In 2001, Thoratec received approval from the FDA for a portable console driver that can enable recipients to leave the hospital.

To date the only VADs that have been approved in the United States for commercial sale are not totally implantable or remotely powered, monitored and controlled, and, with the exception of the Novacor LVAS and HeartMate(R) VE and XVE, are primarily for acute (short-term) use or for bridge-to-transplant applications.

In Europe and certain other countries outside North America, Berlin Heart Institute and Medos Medizentechnik AG provide extracorporeal VADs comparable to those manufactured and distributed by Thoratec.

Future Competition

The Corporation believes that the only fully implantable, pulsatile LVADs under development are the Arrow LionHeart(TM) LVAD and the HeartSaverVAD. There are a large number of non-pulsatile VADs in varying stages of development. One such device, which has been undergoing U.S. clinical trials as a bridge to transplant and which is approved for use in Europe, is the MicroMed DeBakey VAD(R) being developed by MicroMed International, Inc. This device provides non-pulsatile left ventricular assist via a small rotary pump that is implanted in the abdomen and is powered via wires that perforate the skin, connected to an external controller and rechargeable battery pack.

Pulsatile Versus Non-Pulsatile VADs

Currently, most heart assist devices intended for chronic use are pulsatile, mimicking the natural heart's pumping motion. Non-pulsatile, or continuous blood flow VADs, are under development and have been tested in animals and in human trials as a bridge to transplant or recovery; however, at the present time, the scientific community has varying opinions as to whether or not they will be viable for chronic long-term implantation in humans. Continuous flow VADs are expected to be smaller, less complex and valveless, have lower energy needs and potentially less costly. However, the natural heart is pulsatile and pulsatility may be a physiological requirement for long-term health. There is a lack of long-term clinical data on non-pulsatile pump reliability and on human physiological, immunological and haematological responses. The Corporation has opted to pursue pulsatile VADs that have proven successful in extending life, and to make its pulsatile devices smaller, longer lasting and less costly.

Third-party Reimbursement

The United States and Canada currently provide for public reimbursement of VADs used as a bridge to transplant. In addition, certain private insurance carriers in the U.S. provide reimbursement for VAD use. Currently there is no public reimbursement in the United States or Canada for destination therapy use of VADs, however, in 2002 the Centers for Medicare and Medicaid Services in the United States approved a new reimbursement category and appear to be in the process of providing expanded coverage by the end of 2003.

The European Union, generally, provides reimbursement for VADs. Reimbursements, however, vary between countries or jurisdictions and budget constraints, to date, have limited reimbursements.

In Japan a decision on reimbursement is scheduled for April 2004.

Employees

At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants. Of these employees, approximately 50 were employed in Ottawa and the balance in Oakland. Approximately 70% of the employees are involved with research, development and manufacturing.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers affiliated with the Ottawa Heart Institute involved in the HeartSaver project.

The Corporation currently maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel.

The Corporation believes that the success of its business will depend, to a significant extent, on its ability to attract and retain such personnel. There is a well-developed high technology industry in the regions in which the Corporation conducts its business and in which CVD conducts its research and development. The Corporation has access to highly skilled labour pools.

None of the Corporation's employees is subject to a collective bargaining agreement nor has the Corporation experienced any work stoppages. The Corporation believes that its relations with its employees are good.

Facilities

As of December 31, 2002, WorldHeart occupied two locations. The principal Ottawa, Ontario location is comprised of 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with those of prior years. A 4,000-square-foot satellite office in Ottawa was vacated in the fourth quarter of 2002, and the Corporation has negotiated an early cancellation of the lease. The second location is in Oakland, California with two buildings and approximately 40,000 square feet of manufacturing and office space. This space was obtained by the Corporation as part of the Novacor acquisition and continues to be the sole manufacturing facility for Novacor LVAS. The Oakland lease was renewed for five years during 2002, and expires on April 30, 2007.

Under a research agreement between OHIRC and WorldHeart dated July 10, 1996, OHIRC continues to provide facilities and clinical support for the operation of CVD. The research facilities continue to occupy a significant part of the 90,000-square-foot research wing of OHIRC's cardiovascular healthcare facility located in Ottawa, Ontario.

The Corporation currently has excess capacity for manufacturing purposes. The Corporation is not aware of any environmental issues that may affect the use of its properties.

Government Regulation

Overview

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process for HeartSaver, an implantable medical device, will be expensive and time consuming.

Canadian Regulation

The sale and advertising of medical devices in Canada is governed by the Food and Drugs Act (Canada) through the Medical Devices Regulations, administered by the Medical Devices Bureau of Health Canada ("MDB"). The current Medical Devices Regulations are undergoing revisions that may align the Canadian regulatory process with those of Canada's international trading partners. The Corporation believes that international harmonization of the regulatory process will be more likely to accelerate than slow the approval process as it relates to HeartSaver.

HeartSaver will be classified as a Class IV medical device under the Medical Devices Regulations, requiring the Corporation to apply for authorization from the MDB to conduct investigational testing on human subjects in Canada. At the conclusion of the human clinical trials, the Corporation will apply for a medical device license that will allow for general marketing of the device. The Corporation intends to apply in 2005 for approval of Health Canada to commence human clinical trials and, assuming such trials are successful, the Corporation intends to apply for Health Canada approval to market the device which is expected to occur in 2007.

United States Regulation

In the United States, the FDA regulates the manufacture, distribution and promotion of medical devices pursuant to the Federal Food, Drug and Cosmetic Act ("FDC Act") and the regulations promulgated thereunder. The Corporation's Novacor LVAS and HeartSaverVAD devices are regulated as Class III medical devices. Human clinical trials are conducted pursuant to an IDE, the results of which must demonstrate, to the satisfaction of the FDA, the safety and efficacy of the system.

Before commercial distribution of devices such as Novacor LVAS and HeartSaver are permitted in the United States, a PMA must be obtained from the FDA.

In addition, any medical device distributed in the United States is subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be manufactured in accordance with the Quality System Regulation (formerly known as Good Manufacturing Practices). Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Failure to comply with these requirements could result in enforcement action, including seizure, injunction, prosecution, civil penalties, recall and suspension of FDA approval.

Regulatory Requirements in Other Countries

It is also the Corporation's intention to market HeartSaverVAD in European and other countries. The Corporation will, therefore, be required to meet the applicable medical devices standards in each such country or region. Although harmonization has been under negotiation for some time among various countries, the approval process varies from country to country and approval in one country does not necessarily result in approval in another.

The Corporation intends to apply for various certifications under the applicable International Standards Organization ("ISO"), a worldwide federation of national bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries, including the United States and Canada. ISO standards are integrated requirements which, when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO. ISO certification is widely regarded as essential to enter Western European markets. All companies are required to obtain ISO certification and the "CE" mark in order to market medical devices in Europe. ISO 13485 certification is the most stringent standard in the ISO series and covers design, production, installation and servicing of products. The Corporation expects to complete ISO 13485 certification in 2003. In addition, the Corporation will be required to receive a "CE" mark certification, an international symbol of quality and compliance, with applicable European medical device directives.

Other Regulatory Requirements

The Corporation and CVD are also subject to various Canadian and/or United States federal, provincial, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with the Corporation's and CVD's research and development work. The manufacture of biomaterials will be subject to compliance with various federal environmental regulations and/or those of various provincial, state and local agencies. Although the Corporation believes that both it and CVD are in compliance with these laws and regulations in all material respects, there can be no assurance that the Corporation will not be required to incur significant cost to comply with environmental and health and safety regulations in the future.

Legal Proceedings

To the best of the Corporation's knowledge, there are currently no legal proceedings underway that would be expected to have a material impact on the Corporation's financial position or profitability.


Item 4.2. Issuers with Asset-backed Securities Outstanding

Not applicable.


Item 4.3. Issuers with Mineral Projects

Not applicable.


Item 4.4. Issuers with Oil and Gas Operations

Not applicable.


ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

Item 5.1. Annual Information

Selected Financial Data

The selected financial data as at December 31, 1998 through 2002, and for the twelve months then ended set forth below in Canadian dollars is derived from the audited consolidated financial statements of the Corporation, including the notes thereto, included elsewhere in this Annual Report. The selected financial data should be read in conjunction with the audited consolidated financial statements, including notes thereto.

Canadian GAAP Consolidated Statements of Loss Data:

------------------------------------------------------------------------------------------------------------------
                           Twelve months    Twelve months     Twelve months    Twelve months     Twelve months
                           ended Dec. 31,   ended Dec. 31,   ended Dec. 31,    ended Dec. 31,   ended Dec. 31,
                                2002             2001             2000              1999             1998

                               Cdn$              Cdn$             Cdn$              Cdn$              Cdn$
------------------------------------------------------------------------------------------------------------------
Revenue                         10,106,931         8,252,624        4,674,485                 -                 -

Loss from operations            42,599,743        62,097,024       35,242,887        18,671,650         4,215,663

Loss before income taxes        49,761,139        70,654,812       35,928,382        17,442,741         3,665,269

Net loss                        49,761,139        65,666,568       30,385,422        17,442,741         3,665,269

Basic and diluted net
loss per common share                 2.80              4.36             2.04              1.30              0.33

Weighted average number
of common shares
outstanding (#)                 17,779,385        15,069,229       14,878,625        13,463,943        11,078,948
------------------------------------------------------------------------------------------------------------------

Canadian GAAP Consolidated Balance Sheet Data:

------------------------------------------------------------------------------------------------------------------
                                Dec. 31,          Dec. 31,           Dec. 31,        Dec. 31,          Dec. 31,
                                  2002              2001              2000             1999              1998

                                  Cdn$              Cdn$              Cdn$             Cdn$              Cdn$
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents          248,181        15,345,159        23,624,549       10,969,399         5,561,941

Short-term investments                   -         6,881,300        22,696,677       13,680,708         8,571,098

Working capital                (8,052,555)        26,197,918        51,027,060       23,601,991        13,489,597

Goodwill and other
intangibles                     27,412,369        34,734,872        49,941,394          170,000           178,000

Total assets                    45,045,913        77,883,118       115,924,848       27,019,716        16,482,589

Long-term debt                           -            63,829           226,316          377,247           517,444

Preferred shares                72,750,188        65,684,726        55,211,759                -                 -

Common stock                    87,788,808        72,902,159        73,752,739       57,738,796        30,347,768

Special Warrants and
rights                           3,420,016        18,306,665                 -                -                 -

Contributed surplus             40,683,222        38,885,336        36,951,336                -                 -

Shareholders' equity
(net assets)                  (47,485,194)           478,059        47,191,567       24,611,710        14,663,423

Number of common shares
outstanding                     17,970,127        14,943,127        15,117,427       14,150,539        12,243,000

Dividend per share                       -                 -                 -                -                 -
------------------------------------------------------------------------------------------------------------------

Item 5.2. Dividends

The Corporation has not distributed any dividends since its inception.


Item 5.3. Foreign GAAP

The financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).


ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS

Item 6.1. Form 44-101F2 Disclosure

WorldHeart is a medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2002 there were a number of significant events, which impacted on delivery of the Corporation's key strategic objectives, as follows:

     o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was released for sale in Europe and, subsequent to year-end on January 14, 2003, was approved for use in the U.S. by the Food and Drug Administration (FDA);

     o the Corporation submitted a pre-market approval (PMA) supplemental application to the FDA requesting approval for "Destination Therapy" or the long-term use of the Novacor LVAS in the U.S. The application was accepted for filing by the FDA on November 22, 2002, and granted expedited review status;

     o the Novacor LVAS became the first heart assist device approved for commercial sale in Japan; initial sales to this market exceeded our expectations; and

     o the Corporation suspended its pre-clinical trial program for its original HeartSaverVAD, and announced the consolidation of next generation product development efforts into an optimized HeartSaverVAD.


RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31, of gross   December 31, of gross   December 31,   of gross
                                           2002  revenue           2001  revenue           2000    revenue
-----------------------------------------------------------------------------------------------------------

Revenue
  Gross revenues                 $   10,764,473          $    9,086,504          $    5,173,061
  Less : Edwards guarantee fee        (657,542)       6%      (833,880)       9%      (498,576)        10%
                               ----------------------------------------------------------------------------
                                     10,106,931      94%      8,252,624      91%      4,674,485        90%

Cost of goods sold
  Direct materials and labour       (4,593,627)      43%    (3,925,702)      43%    (2,443,610)        47%
  Overhead and other                (5,275,104)      49%    (4,361,356)      48%    (4,825,735)        93%
                               ----------------------------------------------------------------------------
                                    (9,868,731)      92%    (8,287,058)      91%    (7,269,345)       140%
                               ----------------------------------------------------------------------------

Gross margin                            238,200       2%       (34,434)       0%    (2,594,860)      (50)%

Selling, general and admin.        (10,499,075)            (11,078,320)             (6,760,277)
Research and development           (25,016,365)            (35,774,623)            (18,395,885)
Amortization of intangibles         (7,322,503)            (15,209,647)             (7,491,865)
Foreign exchange gain (loss)            476,649             (2,913,150)                (16,686)
Investment income                       134,255               1,209,125               2,380,983
Interest and financing
expenses                            (7,772,300)             (6,853,763)             (3,049,792)
Recovery of future income
taxes                                         -               4,988,244               5,542,960
                               ----------------------------------------------------------------------------

Net loss                         $ (49,761,139)          $ (65,666,568)          $ (30,385,422)
-----------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues for the fiscal years ended December 31, 2002 and 2001 reflect commercial activities relating to Novacor LVAS for a full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during fiscal 2002 increased by 22% from 2001 to $10.1 million. Revenue growth was lower than anticipated, largely as a result of the later than expected European roll-out of ePTFE conduits late in the second quarter, rather than during the first quarter, as had been anticipated. U.S. sales were also flat, due in part to some clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred subsequent to year end) and also to concerns about product delivery related to the Corporation's strained working capital position. WorldHeart regards the slowdown in growth of U.S. sales as temporary, in light of the addition and/or re-activation of 14 U.S. clinics during 2002, and having in mind strong sales growth in Europe and Canada as well as stronger than expected sales in Japan during the product's first year of commercial availability.

The significant increase in gross revenues in 2001 over 2000 is on account of the acquisition of the revenue producing Novacor assets at the end of the second quarter of 2000.

Cost of Goods Sold. With the aforementioned change in product and development strategy that has resulted in WorldHeart concentrating its commercial efforts exclusively on the Novacor LVAS until at least 2006, an initiative is now under way to reduce the cost of sales of the Novacor LVAS and related hardware and equipment.

Reduced unit cost of sales is expected to result from increased volume and corresponding pricing and labour efficiencies; by employing more conventional manufacturing processes; and through the modernization of the manufacturing operations.

For 2002 the overall cost of sales remained relatively constant at 92% of gross sales as compared to 91% in 2001.

Direct material and labour costs were 43% of gross sales for both 2002 and 2001 and was 47% in 2000.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. The Company is currently operating at levels significantly below its capacity and, therefore, in general, overhead and other costs should be declining in proportion to increases in gross revenues. In 2002 overhead and other costs increased by $914,000 to $5.3 million from $4.4 million. Overheads were lower in 2001 as a result of an adjustment to previous periods' estimates for required net realizable inventory reserve and provision for warranty costs. The effect was an increase of approximately $712,000 to inventory and correspondingly lower overhead and other costs attributable to Novacor sales. In addition, royalty costs of 5% of sales have increased during 2002 as a result of higher sales.

Overall, the gross margin is expected to continue to improve as sales volumes of the Novacor LVAS increase.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

In 2002 selling, general and administrative expenses decreased by $579,000, or 5%, to approximately $10.5 million. Increases in selling and marketing costs of approximately $.9 million were mainly on account of higher employee costs associated with the Corporation's actions to increases its direct sales presence in the U.S. and as a result of commissions on higher sales. These increases were more than offset by reductions in general and administration costs of approximately $1.5 million.

2001 selling, general and administrative expenses increased by $4.3 million or 64% as compared to 2000 and reflect the first full year of operations subsequent to the mid-year acquisition of Novacor and the corresponding Oakland facility in 2000. These incremental Oakland and Novacor costs added approximately $1.2 million to the selling, general and administrative costs in 2001 as compared to 2000. Also, approximately $2.0 million of the year-over-year increase related to initiatives the Corporation took in order to increase clinical awareness of WorldHeart and its products.

The Corporation will continue to increase its marketing and promotional activity during 2003 associated with enhancements to the Novacor LVAS and, potentially, in response to a destination therapy approval in the U.S.

Research and Development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in 2002 decreased by approximately $10.8 million or 30% to $25.0 million. Lower research and development costs are on account of lower Novacor LVAS INTrEPID trial costs in 2002 and the decision that was made mid-year to merge the three HeartSaver development programs into one optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy. The merged HeartSaver development program resulted in a reduction of research and development-related employees and costs. In addition, government assistance accounted for approximately $1.7 million of the decrease as reductions to research and development expenses on account of government programs increased in 2002 to $4.5 million from $2.8 million.

In 2001 research and development expenses increased by $17.4 million or 94% from 2000. A significant portion of the increase is on account of only six months of activity relating to the Oakland operation in the 2000 fiscal year from the date of the Novacor acquisition. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS, research activities undertaken to further the development of HeartSaver and commencement of formal pre-clinical trials of HeartSaver.

Amortization of Goodwill and Intangibles. Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which was adopted by the Corporation at the start of the fiscal year beginning January 1, 2002, amortization has been significantly reduced as goodwill and indefinite life intangibles are no longer amortized. This has resulted in a significant decrease in amortization from $15.2 million in 2001 to $7.3 million in 2002. These assets are now tested annually for impairment. The results of the impairment testing during 2002 lead management to determine that no impairment exists and that no adjustment to goodwill was required.

Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, continue to be amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years.

Fiscal 2000 reflects only six months of amortization from the date of the acquisition of the Novacor assets.

Foreign Exchange Gains and Losses. WorldHeart recorded a foreign exchange gain of $477,000 for 2002 compared to a loss of $2.9 million in 2001 and a nominal loss in 2000. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares, which are denominated in U.S. dollars. In 2002 the Canadian dollar strengthened by approximately 1.1% versus the U.S. dollar which resulted in a foreign exchange gain of approximately $477,000. In 2001 the Canadian dollar weakened by approximately 6.2% against the U.S. dollar which resulted in a foreign exchange loss of $2.9 million.

Investment Income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income has decreased to $134,000 in 2002 from $1.2 million in 2001 and $2.4 million in 2000 reflecting significantly lower average cash equivalents and short-term investment balances during the year and, in general, a declining interest rate environment during the period.

Interest Expense and Financing Costs. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense for the 2002 fiscal year was approximately $7.7 million. The corresponding amount for the 2001 fiscal year was $6.8 million and for 2000, which included only six months of interest, was approximately $3.0 million. Other interest and financing costs in 2002 totaled approximately $122,000.

Recovery of Future Income Taxes. At the date of the acquisition of the Novacor assets in 2000 the Corporation recognized an income tax liability of $10.5 million. The Corporation has subsequently recognized future income tax recovery amounts on the losses incurred in the United States only to the extent of the $10.5 million liability (2001 - $5.0 million; 2000 - $5.5 million). This recovery was calculated as 41% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.

CAPITAL EXPENDITURES

--------------------------------------------------------------------------------------------

                                                    2002            2001             2000
--------------------------------------------------------------------------------------------
Capital Expenditures                              $610,198       $1,205,121        $902,398
--------------------------------------------------------------------------------------------

Capital expenditures declined in 2002 and related primarily to various manufacturing, research, testing and office equipment. Higher capital expenditures of the same nature were made in 2001 as WorldHeart prepared for pre-clinical and clinical trials.

At December 31, 2002, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. A satellite office in Ottawa was vacated during the fourth quarter in light of the reduction in staff resulting from the above-mentioned strategic change implemented in the third quarter. The lease on this space would have expired in December 2003, but an early cancellation, at a breakage cost of $43,000 was negotiated subsequent to year-end. The third location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

EMPLOYEES

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers, affiliated with CVD, involved in the HeartSaver project.

LIQUIDITY AND CAPITAL RESOURCES

WorldHeart will continue to be dependent on its ability to obtain additional capital in order to fund its HeartSaverVAD research and development program and to fund its current commercial operations until they achieve profitability.

Financing Transactions. In January 2003, subsequent to year-end, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans mature on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets.

Late in 2002 the Corporation completed a $2 million loan transaction in order to fund short-term working capital until the above noted transactions could be completed. The interest rate was 2% per month and included 400,000 warrants each exercisable for a five year period into one WorldHeart common share at a price of $1.30 per share and with a provision that, in the event that the loan was repaid prior to its June 18, 2003 maturity date, the number of warrants would be reduced to 200,000. Subsequent to the 2002 year-end the loan was repaid from the proceeds of the debt transactions detailed above, and the number of warrants issued with respect to this transaction was reduced to 200,000.

Also, during the fourth quarter of 2002 WorldHeart sold accounts receivable totaling US$1,095,000 to Edwards for cash totaling US$540,000 and the set off of accounts payable owed by WorldHeart to Edwards totaling US$555,000. The proceeds of this sale were used to fund short-term working capital requirements until the above noted transactions could be completed.

Funding in 2001 resulted from the issue of 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. During 2002 the special warrants were converted into an equivalent number of common shares and warrants. In addition, during 2001 the Corporation and New Generation Biotech (Equity) Fund ("NewGen"), an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262 Ontario Inc. ("2007262"). In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262. The promissory note was paid to the Corporation prior to year-end and the remainder of the cash was used in 2002 to fund research and development activities. NewGen purchased preferred shares in 2007262 for gross proceeds of $3.5 million. The Corporation consolidated 2007262 Ontario Inc. into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan. Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

Year-end Liquidity. At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million as compared to working capital of $26.2 million in 2001. The Corporation had available cash of $248,000 versus cash, cash equivalents and short-term investments of $22.2 million in 2001.

The decrease in working capital in 2002 and 2001 is the result of an investment of cash and increase in accounts payable in order to fund research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs.

Cash totaling $1.2 million has been pledged against a US$750,000 letter of credit issued by WorldHeart in support of the Company's obligations under its Oakland, California premises leases and is not available for general operations.

As noted previously WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans which matures July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions within the first half of fiscal 2003.

Commitments

As at December 31, 2002 the Corporation's obligations and commitments to make payments are as follows.

-----------------------------------------------------------------------------------------------------------
                                                             Payments Due by Period
                                                             ----------------------
Contractual Obligations                       Total    Less than 1         1 - 3          4 - 5     After 5
                                                              year         years          years       years
-----------------------------------------------------------------------------------------------------------

Capital Lease Obligations                $   64,923     $   64,923    $        -    $        -       $    -
Operating Leases                          5,179,528      1,729,141     2,153,939     1,296,448            -
Guaranteed Distribution Fees
  (in US$)                                6,000,000      2,000,000     4,000,000             -            -
Short-term Loan                           2,000,000      2,000,000             -             -            -
-----------------------------------------------------------------------------------------------------------

The Guaranteed Distribution Fee amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards . US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2002 was approximately US$426,000 (2001 - US$547,369; 2000 - US$332,074). The 2001
shortfall included an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

-----------------------------------------------------------------------------------------------------------
                                                  Amount of Commitment Expiration Per Period
                                                  ------------------------------------------
Other Commercial Commitments           Total Amounts     Less than 1         1 - 3       4 - 5      After 5
                                           Committed            year         years       years        years
-----------------------------------------------------------------------------------------------------------

Standby Letters of Credit:
  Canadian dollars                           $78,312         $78,312            -           -             -
  US dollars                              US$750,000      US$750,000            -           -             -

-----------------------------------------------------------------------------------------------------------

The Canadian dollar letter of credit is in support of obligations under the capital lease which will be repaid in 2003. The U.S. dollar letter of credit is in support of WorldHeart's lease obligations for its premises in Oakland, California. Cash in the amount of US$750,000 has been pledged in support of the letter of credit.

MARKET RISK

WorldHeart is subject to interest rate risk occasionally on investments that it makes with excess cash.

Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its U.S. operations, and U.S. dollar-denominated preferred shares. Occasionally WorldHeart enters into foreign exchange contracts in order to manage its foreign exchange exposure. At December 31, 2002 there were no outstanding foreign exchange forward contracts.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's critical accounting estimates relate to the following:

     o Estimating future sales to ascertain if an obligation exists under the Edwards' distribution agreement;
     o    Estimating slow moving and obsolete inventory;
     o    Valuation of intangible assets and goodwill;
     o    Accounting for government assistance;
     o    Tax credit receivable; and
     o    Income taxes.

Under a distribution agreement with Edwards, Edwards is guaranteed a minimum of US $2 million in annual gross margin from the sales of the Corporation's products. The Corporation's policy is to accrue as payable any shortfall in the US $2 million guaranteed gross margin for the year or for future years when, based on estimated future sales to Edwards, it appears likely that the guaranteed gross margin will not be met. If sales to Edwards were to drop from the current estimates, the amount ultimately owed would be greater than the current estimate. At December 31, 2002 there is no reserve for additional guarantee fees that may be incurred subsequent to 2002 as the Corporation believes that sales levels will be sufficient to meet the minimum guarantee.

The Corporation has established reserves for slow moving inventory. To the extent inventory movement is not as anticipated, the current inventory reserve needed for slow moving items may be higher or lower than that reserved at December 31, 2002.

During the year, the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. WorldHeart has completed its goodwill impairment tests and concluded that no impairment exists and has made no adjustment to goodwill during 2002. Other intangible assets were also reviewed and it was determined that no impairment has occurred. The Corporation continues to amortize other intangible assets over their estimated useful life.

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable. At December 31, 2002 there is no accrual for receivables from Technology Partnerships Canada because the Company has determined that it may be ineligible for further funding as a result of scope changes that resulted form the merging of the three HeartSaver development programs in 2002. The Corporation is considering a revision to the current TPC contribution agreement and/or a new TPC application that would cover the optimized HeartSaver development program. To date, the Corporation has received approximately $7.0 million of the $10.0 million that was available under the current contribution agreement.

Under the Ontario Business Research Institute (OBRI) tax credit program, the Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001. This was associated with research payments made to the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation from 1997 to 2000. At year-end this claim was in the process of being audited by the Ontario Government's Ministry of Finance (Ministry).

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ministry detailing adjustments that it is proposing to reduce the Corporation's claim under the OBRI tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. The Corporation believes sufficient uncertainty exists regarding the realizability of these future income tax assets such that a valuation allowance has been taken on the entire amounts. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

OTHER FACTORS

WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Initial commercial success will, therefore, be dependant on the Corporation's ability to continue to increase Novacor sales. Novacor is approved for sale, without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. In the U.S. the Federal Drug Administration has filed, with expedited review status, the Corporation's PMA (pre-market approval) supplemental request for use in the long-term or Destination Therapy market. We believe that approval of this submission would increase the market for Novacor substantially.

Pulsatile VADs. WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located and one that is abdominally implanted. The devices developed by the Corporation's competitors are now primarily used as bridges to transplant. The competitive implantable product was approved during the fourth quarter for destination therapy indications in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation. WorldHeart believes HeartSaver is the only pulsatile device that is currently at an advanced stage of development.

Non-pulsatile VADs. Research and development is proceeding in several centres for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.

HeartSaver Development. During 2002 management merged the three HeartSaver development programs into one optimized HeartSaver development program. Although it is expected that the commercialization of the HeartSaver will occur in 2007, which is two years later than the most recent estimates for the original HeartSaver, the development program is expected to result in a heart-assist device that will offer significant improvements over previous versions of HeartSaver in terms of size, weight, ease and flexibility of implant including the ability to implant in the chest cavity or abdomen and for use for left, right or bi-ventricular heart assist, reliability, durability and enhanced manufacturability. Management is confident that the development program, including pre-clinical and clinical trials will be successful and that the necessary regulatory approvals will be received. However, there can be no assurance that this will occur.

Commercial Sales of the Novacor LVAS. Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. At current volumes, however, the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. To the extent that the Corporation is unable to significantly increase sales and/or reduce per unit manufacturing costs, there is risk that the Corporation could be adversely affected and the Novacor operations could increase the Corporation's net cash consumption.

OUTLOOK

External Environment. The market for an effective device treatment for late-stage heart failure has not diminished during 2002, and despite significant progress on many fronts, no competitive breakthroughs in heart assist products have been announced, or are believed to be imminent. The scope of heart failure is increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices exceeds 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and the current review by the Centers for Medicare and Medicaid Services in the U.S. of reimbursement coverage for both bridge and destination therapy LVAD use is expected to result in increased payments for procedures using such devices. These developments are expected to accelerate the use of VADs both in the U.S. and elsewhere.

Internal Environment. The Corporation expects to incur further losses from operations at least until 2006 as it continues its HeartSaver research and development program. In addition, increased marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received, and anticipated regulatory approvals. These cost increases will be potentially offset by increased net contributions from higher Novacor LVAS sales.

ACCOUNTING POLICIES

Significant differences between GAAP in Canada and the United States are presented in Note 22 to the consolidated financial statements.


Item 6.2. Foreign GAAP

The financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).


ITEM 7 - MARKET FOR SECURITIES

Item 7.1. Market for Securities

In Canada the Corporation's shares trade on the Toronto Stock Exchange (TSX) under the listing symbol "WHT". In the United States the Corporations shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the listing symbol "WHRTF".

ITEM 8 - DIRECTORS AND OFFICERS

Item 8.1. Name, Address, Occupation and Security Holding

The following table sets forth the name and municipality of residence, the position held with the Corporation and the principal business activities outside the Corporation of each director and each member of senior management:

-----------------------------------------------------------------------------------------------------------
Name                                   Director Since      Position with the Corporation and Principal
                                                           Occupation
-----------------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands (1) (2) (3)    October 29, 1996    Director of the Corporation,
Ottawa, Ontario
                                                           Physician,

                                                           Deputy Director, Professor Emeritus, Acting
                                                           Chief Scientific Officer and Director,
                                                           University of Ottawa Heart Institute,

                                                           Member of the Canadian Immigration Medical
                                                           Advisory Committee, and

                                                           Director, University of Ottawa Heart Institute
                                                           Research Corporation.

Roderick M. Bryden                     April 1, 1996       President and Chief Executive Officer of the
Ottawa, Ontario                                            Corporation from January 2000, Chairman and
                                                           Chief Executive Officer of the Corporation from
                                                           1996 to January 2000,

                                                           Chairman of SC Stormont Corporation, a financial
                                                           advisory company, since 1991,

                                                           Chairman and Governor and majority owner of the
                                                           National Hockey League's Ottawa Senators,

                                                           Chairman of Palladium Corporation, which owns
                                                           the Corel Centre, a multi-purpose sports and
                                                           entertainment facility in Ottawa, Ontario, and

                                                           Director, Gallium Software Inc.

Robert Griffin                         Not applicable      Vice President, Manufacturing of the
Toronto, Ontario                                           Corporation since November 2000,

                                                           Vice President, Manufacturing for Visible Genetics
                                                           Inc., a bio-technology company, from 1998 to
                                                           November 2000, and

                                                           Private management consultant from 1996 to 1998.

Douglas Hillier                        Not applicable      Senior Vice President, Marketing of the
San Francisco, California                                  Corporation since July 2000, and

                                                           President of Novacor Division of Baxter
                                                           Healthcare from April 1999 to June 2000.


-----------------------------------------------------------------------------------------------------------
Name                                   Director Since      Position with the Corporation and Principal
                                                           Occupation
-----------------------------------------------------------------------------------------------------------
Jal S. Jassawalla                      Not applicable      Senior Vice President, Research and Development
Orinda, California                                         of the Corporation since June 2000,

                                                           Founded Novacor Medical Corporation, and

                                                           Vice President of Research and Development at
                                                           Baxter Healthcare Corporation, Novacor Division
                                                           from 1988 to June 2000

Daniela Kennedy                        Not applicable      Vice President, Corporate Services of the
Ottawa, Ontario                                            Corporation since 1998,

                                                           Vice President, Corporate Information Systems
                                                           for SHL Systemhouse from 1996 to 1998, and

                                                           Vice President, Management Services for SHL
                                                           Systemhouse from 1992 to 1996.

Dr. Richard L. Lesher (1) (2) (3)      October 29, 1996    Director of the Corporation and Chair of the
Chambersburg, Pennsylvania                                 Compensation Committee,

                                                           Director of e-Lynxx Corporation, a print
                                                           procurement expert,

                                                           Director of International Marketing Inc.,
                                                           producer of an automotive after market product,
                                                           and

                                                           Director of G & L Realty Corp, a REIT

Ian W. Malone                          April 1, 1996       Vice President, Finance and Chief Financial
Ottawa, Ontario                                            Officer of the Corporation since April 1, 1996,

                                                           Secretary of the Corporation from April 1, 1996
                                                           to January 11, 1999 and from February 22, 2000,
                                                           and

                                                           Senior Vice President of SC Stormont
                                                           Corporation, since 1992.

Michael Mussallem(2) (4)               July 25, 2000       Director of World Heart Corporation,
Laguna Beach, California
                                                           Chairman of the Board and Chief Executive
                                                           Officer of Edwards Lifesciences Corporation
                                                           since 2000 and President of Edwards Lifesciences
                                                           LLC,

                                                           Group Vice President of CardioVascular Business
                                                           of Baxter International Inc. ("Baxter") from
                                                           1994 to 2000,

                                                           Group Vice President of Biopharmaceutical
                                                           Business of Baxter from 1998 to 2000, and

                                                           Chairman of Baxter's Asia Pacific Board from
                                                           1996 to 1998.

-----------------------------------------------------------------------------------------------------------
Name                                   Director Since      Position with the Corporation and Principal
                                                           Occupation
-----------------------------------------------------------------------------------------------------------
Dr. Tofy Mussivand                     May 23, 1996        Chairman and Chief Scientific Officer of the
Navan, Ontario                                             Corporation since January 2000, President and
                                                           Chief Operating Officer of the Corporation from
                                                           1996 to January 2000,

                                                           Principal Investigator of the HeartSaverVAD and
                                                           related technologies for OHIRC, since 1991; and

                                                           Professor of Surgery and Professor of
                                                           Engineering at University of Ottawa.

C. Ian Ross (1) (2) (3)                February 22, 2000   Director of the Corporation and Chair of the
Collingwood, Ontario                                       Audit Committee,

                                                           Chairman, Working Ventures Canadian Fund Inc.
                                                           since April 1999,

                                                           Senior Director, Administration, Richard Ivey
                                                           School of Business, University of Western
                                                           Ontario since July 1999,

                                                           Managing Partner, Killdeer Management, since
                                                           October 1990,

                                                           Director of Comcare Health Services since
                                                           February 1999, and

                                                           Director of Praeda Management Systems Inc. since
                                                           February 1999.

Linda Reed Strauss                     Not applicable      Vice President, Quality and Regulatory Affairs
Oakland, California                                        since June 2000, and

                                                           Vice President, Baxter Healthcare Corporation,
                                                           Novacor Division from 1988 to June 2000.

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Corporate Governance and Nominating Committee.
(4) Pursuant to an agreement among the Corporation, Edwards Lifesciences LLC, Edwards Lifesciences (U.S.) Inc., Mr. Bryden, Dr. Mussivand and OHIRC, the Corporation is required to have not more than eight directors, of whom one shall be the Chief Executive Officer of Edwards Lifesciences LLC.

Share Ownership

The following table sets forth the summary information concerning share ownership and options to purchase common shares of the Corporation held as of December 31, 2002 for the directors and senior management of the Corporation.

--------------------------------------------------------------------------------------------------------------------
                                   Common shares                                   Options
                           ------------------------------ ----------------------------------------------------------
                                            Percentage                Exercise
           Name              Number held       held          Grants     price   Expiration date
--------------------------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands          n/a           < 1%             2,000  $12.00   March 2003 - December 2003
                                                                1,000  $16.70   June 2003 - December 2003
                                                                5,172  $12.65   December 2003 - December 2008
                                                                8,000  $10.65   March 2005 - December 2005
                                                                  347  $10.65   January 2006 - January 2008
                                                               12,000   $6.63   March 2006 to December 2006
                                                          ------------
                                                               28,519           Total
                                                          ------------

Roderick M. Bryden            2,854,731       15.9%            21,000   $6.80   February 2003 - February 2007
                                                                  811   $9.25   July 2003 - July 2007
                                                               13,125  $12.00   January 2004 - January 2008
                                                               18,964  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               22,500  $10.65   January 2006 - January 2008
                                                                  500  $10.65   December 2005
                                                               55,000   $6.63   January 2007 - January 2009
                                                          ------------
                                                              133,572           Total
                                                          ------------

Robert Griffin                   n/a           < 1%               196  $11.65   November 2005 - November 2009
                                                               29,000  $10.50   November 2005 - November 2007
                                                                4,500  $10.65   January 2006 - January 2008
                                                               22,500   $6.63   January 2007 - January 2009
                                                          ------------
                                                               56,196
                                                          ------------

Douglas Hillier                  n/a           < 1%            10,000  $17.00   December 31, 2005
                                                                7,000  $17.00   December 31, 2006
                                                               15,000  US$4.15  January 2007 - January 2009
                                                          ------------
                                                               32,000
                                                          ------------

Jal S. Jassawalla                n/a           < 1%            54,000  $17.00   June 2005 - June 2007
                                                               30,600  US$7.10  January 2006 - January 2008
                                                               60,000  US$4.15  January 2007 - January 2009
                                                          ------------
                                                              144,600
                                                          ------------

Daniela Kennedy                  n/a           < 1%            15,000   $6.80   December 2003 - February 2006
                                                                1,592   $9.25   July 2003 - July 2007
                                                                6,403  $12.00   January 2004 - January 2008
                                                                9,357  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               11,250  $10.65   January 2006 - January 2008
                                                                  500  $10.65   December 2005
                                                               22,500   $6.63   January 2007 - January 2009
                                                          ------------
                                                               68,274
                                                          ------------

--------------------------------------------------------------------------------------------------------------------
                                   Common shares                                   Options
                           ------------------------------ ----------------------------------------------------------
                                            Percentage                Exercise
           Name              Number held       held          Grants     price   Expiration date
--------------------------------------------------------------------------------------------------------------------

Dr. Richard L. Lesher            n/a           < 1%             3,000   $6.80   December 2003 - December 2005
                                                                4,000  $12.00   March 2003 - December 2003
                                                                4,000  $12.65   March 2004 - December 2004
                                                                8,000  $10.65   March 2005 - December 2005
                                                               12,000   $6.63   March 2006 - December 2006
                                                          ------------
                                                               31,000
                                                          ------------

Ian W. Malone                    n/a           < 1%            13,700   $6.80   February 2003 - February 2007
                                                                2,432   $9.25   July 2003 - July 2007
                                                                7,006  $12.00   January 2004 - January 2008
                                                               11,941  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               18,000  $10.65   January 2006 - January 2008
                                                                  500  $10.65   December 2003
                                                               30,000   $6.63   January 2007 - January 2009
                                                          ------------
                                                               85,251
                                                          ------------

Michael Mussallem                n/a           < 1%                 -    n/a                    n/a

Dr. Tofy Mussivand            1,316,000        7.3%            24,000   $6.80   February 2003 - February 2007
                                                                3,243   $9.25   July 2003 - July 2007
                                                               13,125  $12.00   January 2004 - January 2008
                                                               18,964  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               22,500  $10.65   January 2006 - January 2008
                                                                1,000  $10.65   December 2005
                                                               55,000   $6.63   January 2007 - January 2009
                                                          ------------
                                                              139,504
                                                          ------------

C. Ian Ross                      n/a           < 1%            11,500  $20.50   March 2004 - February 2009
                                                                8,000  $10.65   March 2005 - December 2005
                                                               12,000   $6.63   March 2006 - December 2006
                                                          ------------
                                                               31,500
                                                          ------------

Linda Reed Strauss               n/a           < 1%            10,800  $17.00   June 2005 - June 2007
                                                                3,612  US$7.10  January 2006 - January 2008
                                                                8,541  US$5.54  April 2006 - April 2008
                                                               22,500  US$4.15  January 2007 - January 2009
                                                          ------------
                                                               45,453
--------------------------------------------------------------------------------------------------------------------

The following tables set forth, as at December 31, 2002, to the best of the Corporation's knowledge, information with respect to any person that is the beneficial owner of more than 5% of the voting securities and the total amount of voting securities owned by the directors and officers as a group.

-------------------------------------------------------------------------------------------------
     Title of class        Identity of person or group     Amount owned      Percentage of class
-------------------------------------------------------------------------------------------------
Common shares              Roderick M. Bryden                2,854,731              15.9%
Common shares              Tofy Mussivand                    1,316,000               7.3%
Common shares              Directors and officers as         4,295,864              23.9%
                           a group
-------------------------------------------------------------------------------------------------


Item 8.2. Corporate Cease Trade Orders or Bankruptcies

None.


Item 8.3. Penalties or Sanctions

None.


Item 8.4. Personal Bankruptcies

None.


Item 8.5. Conflicts of Interest

Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of the Corporation, is also the Director and Principal Investigator of CVD. In addition, OHIRC (the research entity of which CVD is a division) is a principal shareholder of the Corporation, beneficially owning 3.8% of the outstanding common shares at the fiscal year ending December 31, 2002. The foregoing arrangements and relationships may give rise to conflicts of interest with respect to future interpretations of the agreements between the Corporation and CVD or with respect to future transactions between the Corporation and CVD. Moreover, there can be no assurance that in the carrying out of his duties with respect to CVD, Dr. Mussivand will not find himself in situations which could give rise to conflicts of interest with his duties to the Corporation. There can be no assurance that if conflicts do arise, they will be resolved in a manner favourable to the Corporation. There can also be no assurance that future transactions or arrangements between the Corporation and any of such entities will be advantageous to the Corporation.


ITEM 9 ADDITIONAL INFORMATION

Item 9.1 Additional Information

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Corporation's Management Information Circular dated May 8, 2003. Additional financial information is provided in the Corporation's comparative consolidated financial statements in its Annual Report to Shareholders. A copy of this annual information form and each such document, including any interim financial statements released by the Corporation, may be obtained upon request from the Secretary of the Corporation.

At any time while the securities of the Corporation are in the course of a distribution, the Secretary of the Corporation will provide any person, upon request, with a copy of: (i) this annual information form; (ii) the Corporation's most recent annual report containing the audited financial statements of the Corporation for the most recent completed fiscal year together with the accompanying auditors' report; (iii) any interim financial statements of the Corporation subsequent to the financial statements for the most recently completed fiscal year; (iv) the management information circular for the most recent annual meeting of shareholders involving the election of directors; and
(v) any other document incorporated by reference into a preliminary short form prospectus or (final) short form prospectus filed in conjunction with such distribution of securities.

                                                                          ANNUAL
                                                                          REPORT
                                                                            2002



















                                                                      WORLDHEART

                                   Scully: The World Show

                                   In 27 minutes, you will understand the
                                   concept of the business and technology of World Heart Corporation.

                                   During a November 2002 taping, Robert Scully of Scully: The World Show, sat down with Rod Bryden, President and CEO of World Heart Corporation, and Novacor LVAS recipient Rene Chabot, to explain how such innovative medical technologies are developed, and how they have given patients new options. World Heart Corporation and Scully: The World Show are pleased to provide a copy of this episode on the enclosed CD.

                                   Scully: The World Show is a weekly television program hosted by Robert Scully, broadcast on PBS affiliates across the United States, on various Canadian stations, as well as worldwide via TV5 International. It also appears throughout the United States, including eight of the top ten U.S. markets (New York, Los Angeles, Chicago, Washington, Boston, Philadelphia, San Francisco, and Dallas).

                                   CD Instructions: Place the CD into your
                                   CD-ROM drive. Autorun will start the CD in a few seconds. If the presentation does not autostart, explore your CD drive and double click on 'movie.exe'.

Rene Chabot Rene was an active person until October 1992 when he was diagnosed with cardiomyopathy, a form of heart failure as a result of a viral infection. Over the next decade, his health gradually deteriorated until drug therapies were no longer effective.

He was placed on the transplant list for a donor heart in May 2001, but by November 2001 his health had deteriorated to a point where he had to be hospitalized. In January 2002, he learned he did not have much time left, and when his doctor offered him a Novacor(R) LVAS Rene said, "Yes."

A Novacor LVAS (Left Ventricular Assist System) was implanted in the charismatic 38-year-old father of three and soon after, he went back to work and recreational athletics as he waited for a new heart. He dedicated himself to raising the awareness of the need for organ donation and inspired many people in North America when he told his story on Scully: The World Show. His positive attitude and refusal to limit the way he lived also caught the eye of a national television news program that filmed him pursuing his favorite sport, skiing, with his implant. Rene's faith was rewarded after almost 11 months of waiting. His special gift of a donor heart arrived just before Christmas in 2002.

                           WORLDHEART

World Heart  Corporation  (WorldHeart),  based in Ottawa,  Canada                As the exuberant  expression of Rene
and  Oakland,  California,  is a global  provider of  implantable                Chabot   on   the   opposite    page
heart-assist  devices  that  deliver  pulsatile  blood  flow  for                suggests,     the    strength    and
temporary and long-term support,  and enable recipients to return                determination   to   succeed   is  a
to their homes, families, jobs and hobbies.  Novacor LVAS is well                shared   attribute   that  motivates
established   in  the   marketplace   and   its   next-generation                both  World  Heart  Corporation  and
technology,   HeartSaverVAD(TM)(Ventricular  Assist  Device),  is                its Novacor  LVAS  recipients.  Life
designed  to  deliver  the same  pulsatile  support  from a fully                is precious  and no one should judge
implantable device half the size of Novacor LVAS.                                to  what  limits   someone's   heart
                                                                                 wants  to fly -- we are  proud  that
More  than  five  million  people in North  America  suffer  from                we   are    trusted    to    provide
end-stage  heart failure,  with  additional new diagnoses of more                life-saving   assistance  along  the
than  500,000  annually.  However,  fewer than 2,500 donor hearts                way.   This    confidence   in   our
are available annually.                                                          technology  inspires us to seize all
                                                                                 opportunities,  meet challenges head
Over the past decade, clinical evidence has demonstrated that the                on,  and  let  nothing  hold us back
substantial  majority  of those  suffering  from end-stage  heart                from  providing the best  mechanical
failure  could  experience   near  normal  blood  flow  with left                circulatory  support in the world to
ventricle support.                                                               the  tens  of  thousands  of  people
                                                                                 facing advanced heart failure.
With an aging  population,  we can expect a dramatic  increase in
the  number of people  who will  face advanced heart failure over                People like  Rene depend  on us, and
the   coming years.   The    corresponding   need for mechanical                 we   are   proud of   what  we   can
circulatory  support  will be  great. WorldHeart  is  focused  on                contribute to their lives.
ensuring  that it will be the  leader in  circulatory support for this expanding group of patients.

                     Annual Report 2002    1

                                                                                    A Year In Review

                                                              In 2002, WorldHeart concentrated its efforts on leveraging
A year goes by in the life of a Company and, at               and strengthening its core competencies in order to take
times, it is easy to lose sight of how its                    advantage of its existing revenue potential while decreasing
efforts touch the lives of so many people who                 dependence on the capital markets for support. This will
rely on their products. We consider ourselves                 allow the company to focus greater resources and attention
very fortunate when our recipients or their                   to expanding market share and generating sales.
families reach out to tell us what Novacor LVAS
has meant to them. We value these relationships               2002 also proved to be uniquely challenging for
and are inspired by each of their stories -                   WorldHeart. The integration of next-generation technologies
whether they live for many years with a Novacor               and reduction of staff by about 25% were both painful, yet
instead of receiving a transplant, like Mr.                   exciting actions. They allowed WorldHeart to optimize the
Luppi in Italy; or receive a donor heart, like                next-generation HeartSaverVAD(TM)(Ventricular Assist
former pro-football player, Dean Moore.                       Device), reduce operational expense levels, and position
                                                              the Corporation well for the future. The Novacor LVAS
Giordano Luppi -                                              continued to demonstrate highly reliable performance.
A record of
long-term support                                             In summary
                                                              o Revenues rose 22%, losses declined 24%, and cash used
Five years ago, a Novacor LVAS                                in operations declined 47%;
saved the life of Italian restaurateur,                       o The total staff was reduced by approximately 25%,
Mr. Giordano Luppi. As of February 2003, Mr.                  to 180 staff members in Ottawa, Ontario and Oakland,
Luppi became the first person in the world to                 California;
celebrate a fifth anniversary of living with an               o Expenditures in research and development were reduced
implanted heart assist device, a truly amazing                through focusing the HeartSaverVAD program fully on
record.                                                       delivery of the optimized HeartsaverVAD product;

At the time of his implant, Mr. Luppi was bedridden, suffering from cardiomyopathy, and tethered with continuous infusion of drugs to sustain his blood pressure. Because of other ailments, primarily severe emphysema, Mr. Luppi was deemed by his physicians in Verona, Italy, ineligible to receive a donor heart. Rather than give up and die, he chose to be implanted with a Novacor LVAS for the rest of his life.

Today, Mr. Luppi, 61, lives at home with his wife and two children in Carpi, Italy. He goes to work every morning at 4:30 a.m. to open the family's bistro and prepare breakfasts of cappuccino and brioches for their patrons.

More than four years after his original
implant, the doctors chose to schedule an elective operation to replace his device. In
March 2002, he was implanted with a new Novacor
LVAS and has now surpassed the 5-year mark - a record unmatched by any other implanted mechanical circulatory support device.

                            2     World Heart Corporation

o The Novacor LVAS Premarket Approval (PMA)                             Dean Moore
Supplement requesting approval for use of the device for                A former linebacker with the
Destination Therapy was filed by the U.S. Food and Drug                 San Francisco 49ers, the Oakland
Administration (FDA) on November 22;                                    Raiders and the Minnesota Vikings, Dean
o An enhanced version of the ePTFE conduit was approved in              Moore was always healthy. He never smoked,
Europe for use with the Novacor LVAS;                                   drank or used drugs. He still doesn't know
o A PMA Supplement for the new expanded                                 what caused him to have the five heart
polytetrafluo-roethylene (ePTFE) inflow conduit was                     attacks that left him with an enlarged heart.
submitted to the FDA and approved in January 2003;
o WorldHeart's INTrEPID Clinical Trial (Destination                     Five months after being
Therapy) was initiated in Canada;                                       implanted with a defibrillator
o A series of enhancements providing smaller, lighter and               in November 2001, Dean fell
more convenient external components for Novacor LVAS was                ill. He was immediately admit-ted
approved for sale in Europe, and a PMA supplement for                   to hospital where doctors
approval of these enhancements was submitted to the FDA;                told him he wouldn't live past
o Following the submission request in December 2002,                    the weekend. Dean was faced with a stark
Health Canada approved the ePTFE inflow conduit for                     choice - receive a heart assist device
use in Canada in early 2003;                                             a bridge until transplant, or die.
o With additional attention to new, existing and
re-activated centers in the U.S., Canada and Europe in
2002, the number of implants is expected to double during               Dean chose to receive the Novacor LVAS and
2003;                                                                   after his recuperation, was discharged from
o Marketing and sales resources expanded to 15 sales and                the hospital. In June, he and his family
clinical support personnel;                                             paid a visit to the employees of
o Japan's only Import License for an implantable                        WorldHeart's Oakland facilities, where Dean
mechanical heart assist device was issued, making Novacor               not only touched their emotions, but also
LVAS the only approved implantable LVAS for use in that                 completely wowed them with his wit, charm
country;                                                                and musical talent.
o A revolutionary HeartSaverVAD design concept was
developed for WorldHeart's next-generation, fully                       When Dean received a donor
implantable device.                                                     heart one month later, he
                                                                        dedicated his new heart to
                                                                        his loving and supportive
                                                                        wife, Angela.

                                                                        Japan
                                                                        Heart transplants were not permitted in Japan
                                                                        until 1997. Even now, they are rare, thus,
                                                                        effective long-term mechanical support is
                                                                        expected to become a welcome choice for
                                                                        patients there. Before then, when "T's" heart
                                                                        deteriorated into an unbearable state, he
                                                                        realized the unfamiliar heart assist device
                                                                        called a Novacor LVAS might be his only hope
                                                                        to allow him to spend precious time with his
                                                                        family. So he took a chance and was thrilled
                                                                        when he was discharged from the hospital to
                                                                        go home supported by the Novacor LVAS. For
                                                                        three years, as T and his family resumed
                                                                        their lives together in Japan, the Novacor
                                                                        LVAS never missed a beat. T was fortunate to
                                                                        receive one of the three or four donor hearts
                                                                        that become available each year. Today, T
                                                                        believes that, "If it was not for the Novacor
                                                                        LVAS, I would not be here todayenjoying this
                                                                        wonderful life. Thank you Novacor."

                              Annual Report 2002      3

                                                                        Market Position and Opportunity

                                                                        Novacor LVAS - The Gold Standard of
                                                                        Reliability and Durability

                                                                        Novacor LVAS has provided support for 1,411
                                                                        patients as at December 31, 2002. Less than
                                                                        1.4% of patients have required device
                                                                        replacement and no patient death has been
                                                                        attributed to device failure. Device wear can
                                                                        be monitored, and replacement can be
                                                                        conveniently scheduled when the device life
                                                                        is complete - usually after more than three
                                                                        years of use.

                                                                        Novacor LVAS is approved for use in the
                                                                        United States and Canada as a
                                                                        bridge-to-transplantation; in the European
                                                                        Union, the Novacor LVAS has unrestricted
                                                                        approval as a bridge-to-transplantation, an
                                                                        alternative-to-transplantation, and to
                                                                        support patients who may have an ability to
                                                                        recover the use of their natural heart; in
                                                                        Japan it is approved for use by cardiac
                                                                        patients at risk of imminent death from
                                                                        non-reversible left ventricular failure for
                                                                        which there is no alternative but a heart
The Novacor LVAS is                                                     transplant.
used for Destination
Therapy in Europe                                                       In the European Union, Novacor LVAS is the
and Japan.                                                              leading implantable LVAD, with market share
                                                                        significantly greater than its closest
                                                                        competitor. After the introduction of the
                                                                        ePTFE inflow conduit in mid-2000, the rate of
                                                                        implants of Novacor LVAS doubled during the
                                                                        second half of the year, and appears likely
                                                                        to remain strong in 2003.

                                                                        In Canada, the number of Novacor LVAS
                                                                        implants more than doubled, as more clinics
                                                                        adapted the therapy as a part of their
                                                                        bridge-to-transplantation program. Continued
                                                                        growth is expected in 2003.

                                                                        In Japan, Novacor LVAS is the only approved
                                                                        implantable LVAD. It appears unlikely that a
                                                                        competitive product will be approved in 2003
                                                                        or 2004. The market in Japan has substantial
                                                                        potential, with very few donor hearts
                                                                        available and Novacor LVAS approved as an
                                                                        alternative. Reimbursement by the national
                                                                        health care program is the key step required
                                                                        for significant adoption of this therapy. A
                                                                        decision on reimbursement is scheduled for
                                                                        April 2004. In the interim, a limited number
                                                                        of implants is expected, paid by individuals'
                                                                        own resources or as part of development
                                                                        programs at leading clinics.

                         4      World Heart Corporation

In the United States, Novacor LVAS is approved for use as bridge-to-transplantation, and has an approximate 15% share of the implantable market.
The key reason for this modest market share is the historical expectation of patient support time being a few months, and the perception that the competitive product has a lower risk of stroke in the early months after implant.

Introduction of the ePTFE inflow conduit to the
U.S. market, following its FDA approval in January
2003, is expected to remove this perceived
disadvantage. Experience with more than 100 cases
in the European Union and Canada indicates
competitive results in freedom from stroke. In
addition, the issue of device reliability and
durability is growing in importance as recipients
are being supported for longer periods of time. As
a result, WorldHeart expects Novacor LVAS to gain                      Future growth in the
market share in the United States                                      Destination Therapy
bridge-to-transplantation market in 2003.                              market is expected, with
                                                                       significant revenue impact on
The Novacor LVAS is used for Destination Therapy                       2004 and beyond.
in Europe and Japan. Growth in adoption is slow,
but accelerating. In North America, regulatory
approval has not yet been given for this
indication of Novacor LVAS. The FDA filed a PMA
Supplement for Destination Therapy using the
Novacor LVAS on November 22, 2002, and a decision
is expected in 2003. Future growth in the
Destination Therapy market is expected, with
significant revenue impact on 2004 and beyond.

The Next-Generation -
HeartSaverVAD
WorldHeart has invested in producing a small (350 ml), reliable and durable VAD that delivers fully pulsatile support for heart-failure patients. We believe that a significant share of heart-failure patients who require mechanical assist will be best served by a device that produces a pulsing flow of blood, which meets the body's ever-changing needs.

                          Annual Report 2002      5

                                                                        WorldHeart's Device of Today

                                                                        Novacor LVAS
                                                                        Novacor LVAS is an electromagnetically driven pump that
                                                                        provides circulatory support by taking over part or all of the workload of the left ventricle.

The current state of the art in long-term implantable                   WorldHeart's Novacor LVAS is the current state of the art
VADs is WorldHeart's Novacor LVAS (left ventricular                     in long-term implantable VADs: With more than 1,400
assist system).                                                         recipients, no deaths have been attributed to device
Note: In the United States, federal law restricts                       failure; ten recipients have been supported for more than
the Novacor LVAS to sale by or on the order of a                        three years; three for over four years; and one recipient
physician. In the United States and Canada, the                         for five years. Statistics unmatched by any other
Novacor LVAS is approved/licensed only for the                          implanted cardiac assist device on the market.
indication of bridge-to-cardiac transplantation.
                                                                        In 2002, an enhanced ePTFE inflow conduit was released in
[Diagram omitted: Depiction of Novacor LVAS                             Europe and submitted for approval in the United States
implanted in patient.]                                                  and Canada. Response in Europe was very positive, with
                                                                        the rate of implants more than doubling from the second
                                                                        quarter to the fourth quarter, with very satisfactory
                                                                        clinical outcomes. The conduit was approved in the U.S. and
                                                                        Canada in the first quarter 2003, and early response has
                                                                        also been very positive.

                                                                        Enhancements to the external elements of the system,
                                                                        together with software refinements, were approved for use
                                                                        in Europe and became available on that market in early
                                                                        2003. Lighter, smaller and easier to use external elements were designed to improve user comfort and convenience in
                                                                        pursuing active everyday lives. These enhancements, and
                                                                        the quieter operating mode, which are already available in
                                                                        Europe, were submitted for approval in the U.S. early in
                                                                        January 2003 and are expected to be available in the U.S.
                                                                        and Canada in 2003.

                         6      World Heart Corporation

WorldHeart's
Device of Tomorrow

HeartSaverVAD                                                          HeartSaverVAD is the highly anticipated next-
The next-generation, HeartSaverVAD, originated from                    generation technology to follow WorldHeart's
technologies licensed in 1996 from the University of Ottawa            well-respected Novacor LVAS.
Heart Institute. Development of that technology by                     Note:  HeartSaverVAD is currently not available.
WorldHeart resulted in a fully implantable system consisting
of a pump of 560 mls in volume, placed in the chest, with a            [Diagram omitted: Depiction of HeartSaverVAD
flexible volume displacement chamber (VDC). An axial flow              implanted in patient.]
pump, that delivered fluid between the VDC and the pumping
chamber where the blood sac was located, powered the
pulsatile pumping action.

In August 2002, WorldHeart announced that it would revise the design of HeartSaverVAD to incorporate advances made by the company's research and development program, and those acquired as part of the Novacor LVAS deal in June 2000.

The resulting HeartSaverVAD will deliver the same recipient support as Novacor LVAS, and will no longer require a volume displacement chamber and will not utilize any bearings.

The goal:

o Pulsatile flow fully matched to natural body demands;
o A size of 350 ml or less;
o A choice of abdominal or thoracic location;
o Reliable performance in excess of five years.

The new HeartSaverVAD will undergo bench and in vivo testing in 2003, formal pre-clinical trials in 2004, and clinical trials beginning in 2005. Commercial introduction in the United States is planned for 2007.

                   Annual Report 2002      7

Message to Shareholders

WorldHeart took significant actions during 2002, which set the basis for the Corporation's participation in the mechanical heart-assist market. This market is poised for dramatic growth after more than three decades of private and public sector investment in building capacity and acceptance of ventricular assist therapy for heart failure. Clinical effectiveness is established and reimbursement is gaining acceptance in major markets as the cost/benefit of pulsatile assist gains recognition.

WorldHeart has focused on developing and delivering pulsatile left ventricular support devices that can provide years of reliable, comfortable support to people who suffer from late-stage heart failure. We seek to be the provider of choice for those who need or desire pulsatile support for their natural heart.

In June 2000, WorldHeart acquired the Novacor LVAS and the team that created it. After two years of experience with the product and the team, WorldHeart concluded that with the addition of the new inflow conduit, Novacor LVAS could become the most trusted assist device of the current generation. Already the leading implantable in Europe, Canada and Japan, we set a course to build on these strengths and to seize a substantial share of the U.S. market.

There are two key elements in this program. The first is to
build a strong business base with Novacor LVAS by:

o Removing the perception of risk of stroke, with the introduction of the enhanced ePTFE inflow conduit;
o    Building on the record for reliability and durability;
o Improving user comfort and convenience with technical enhancements to reduce the size and weight elements of the LVAS;
o Gaining Destination Therapy approval in the U.S., Japan and Canada;
o Dedicating additional resources to targeted sales and marketing activities; and
o Investing in manufacturing systems to reduce product cost, improve operating margins and expand output capacity.

                       World Heart Corporation     8

                                                                           World Heart Corporation Audited Financial
                                                                           Statements and Management's Discussion and
                                                                           Analysis for the year ended December 31, 2002

                                                                           Financial
                                                                           Table of Contents
The second is to deliver a next-generation implantable
pulsatile device, HeartSaverVAD, with key advanced                         Management's
attributes, and benefiting from Novacor LVAS experience.                   Statement
Compared to the Novacor LVAS, the next-generation                          of Responsibility                            10
HeartSaverVAD is expected to be:
o Half the size;                                                           Auditors' Report
o Half the cost; and                                                       to the Shareholders
o Even more durable.                                                       of World Heart
                                                                           Corporation                                  10
In August 2002, we announced this program and we are highly
confident that the technology of both Novacor LVAS and
HeartSaverVAD will meet the objectives.                                    Comments by
                                                                           Auditors for
Investment over three decades in Novacor LVAS and                          U.S. Readers on
HeartSaverVAD exceeds US$350 million, producing                            Canada-U.S.
high-quality, advanced technology and a wealth of                          Reporting Differences                        11
knowledge and experience. The next three years
will see WorldHeart transition to strong revenue and
profits, that will be built upon this base and the                         Consolidated
dynamics of the market, driven by the need of millions                     Balance Sheets                               12
of people who suffer from heart failure.
                                                                           Consolidated
The dedication and commitment of the people who have                       Statements of Loss                           13
been part of this program, and those who will carry it to
success, together with the support of shareholders who                     Consolidated
provide the resources needed to succeed, will deliver great                Statements of
benefits to heart-failure patients and great rewards to                    Shareholders'
employees and shareholders.                                                Equity (Deficiency)                          14

On behalf of the Board of Directors, we are pleased to                     Consolidated
present this annual report on 2002 and look forward to                     Statements
reporting on the progress of WorldHeart through 2003.                      of Cash Flow                                 15

                                                                           Notes to the
Roderick M. Bryden                                                         Consolidated
President & Chief Executive Officer                                        Financial Statements                         16

Dr. Tofy Mussivand                                                         Managemnet's
Chairman & Chief Scientific Officer                                        Discussion and
                                                                           Analysis of Financial
                                                                           Condition and Results
                                                                           of Operations                                36

                              Annual Report 2002       9

Management's Statement of Responsibility

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect management's best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Corporation recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Corporation's internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

Original signed by:                         Original signed by:
Roderick M. Bryden                          Ian W. Malone
President                                   Chief Financial Officer

Auditors' Report to the Shareholders of World Heart Corporation

We have audited the consolidated balance sheets of World Heart Corporation as at December 31, 2002 and 2001, and the consolidated statements of loss, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Original signed by:
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Canada
February 10, 2003, except for note 20 (c), which is as at April 14, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated February 10, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the change described in Note 7 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated February 10, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements

Original signed by:
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Canada
February 10, 2003, except for note 20 (c), which is as at April 14, 2003

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                                   December 31,     December 31,
                                                                                           2002             2001
-----------------------------------------------------------------------------------------------------------------

ASSETS

Current assets
 Cash and cash equivalents (note 3)                                                  $  248,181     $ 15,345,159
 Short-term investments (note 3)                                                              -        6,881,300
 Accounts and other receivables                                                       2,131,537        4,041,966
 Tax credit receivable (note 4)                                                       2,770,000        2,770,000
 Prepaid expenses                                                                       342,944          698,376
 Inventory (note 5)                                                                   6,235,702        8,117,621
                                                                           --------------------------------------
                                                                                     11,728,364       37,854,422
Cash pledged as collateral for lease (note 16)                                        1,183,200                -
Capital assets (note 6)                                                               4,244,371        5,293,824
Goodwill (note 7)                                                                    22,273,407       16,175,519
Intangible assets (note 7)                                                            5,138,962       18,559,353
Other assets                                                                            477,609                -
                                                                           --------------------------------------

                                                                                  $  45,045,913     $ 77,883,118
                                                                           ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities                                        $  15,075,304     $  9,514,115
  Accrued compensation                                                                2,622,849        1,979,902
  Short-term loan (note 10)                                                           2,018,937                -
  Current portion of capital lease (note 17)                                             63,829          162,487
                                                                           --------------------------------------

                                                                                     19,780,919       11,656,504
Preferred shares (note 9)                                                            72,750,188       65,684,726
Capital lease obligations (note 17)                                                           -           63,829
                                                                           --------------------------------------
                                                                                     92,531,107       77,405,059
                                                                           --------------------------------------
  Contingencies and commitments (note 16)

Shareholders' equity (deficiency)
Common shares                                                                        87,788,808       72,902,159
     Issued and outstanding - 17,970,127 common shares
(2001 - 14,943,127
common shares) (note 11)
Special warrants and rights (note 11)                                                 3,420,016       18,306,665
Contributed surplus (note 11)                                                        40,683,222       38,885,336
Accumulated deficit                                                                (179,377,240)    (129,616,101)
                                                                           --------------------------------------
                                                                                    (47,485,194)         478,059
                                                                           --------------------------------------

                                                                                  $  45,045,913     $ 77,883,118
-----------------------------------------------------------------------------------------------------------------

                   Signed on behalf of the Board of Directors
              Original signed by Roderick M. Bryden and Ian Malone

                   Roderick M Bryden               Ian Malone
                   Director                        Director

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended       Year ended       Year ended
                                                                       December 31,      December 31,     December 31,
                                                                           2002              2001             2000
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                                  $ 10,106,931      $  8,252,624     $  4,674,485
                                                                     ----------------------------------------------------

Cost of goods sold
   Direct materials and labour                                             (4,593,627)       (3,925,702)      (2,443,610)
   Overhead and other                                                      (5,275,104)       (4,361,356)      (4,825,735)
                                                                     ----------------------------------------------------
                                                                           (9,868,731)       (8,287,058)      (7,269,345)
                                                                     ----------------------------------------------------

Gross margin                                                                  238,200           (34,434)      (2,594,860)
                                                                     ----------------------------------------------------

Expenses
   Selling, general and administrative                                    (10,499,075)      (11,078,320)      (6,760,277)
   Research and development                                               (25,016,365)      (35,774,623)     (18,395,885)
   Amortization of intangibles                                             (7,322,503)      (15,209,647)      (7,491,865)
                                                                     ----------------------------------------------------
                                                                          (42,837,943)      (62,062,590)     (32,648,027)
                                                                     ----------------------------------------------------

Loss before the undernoted                                                (42,599,743)      (62,097,024)     (35,242,887)

Other income (expenses)
   Foreign exchange gain (loss)                                               476,649        (2,913,150)         (16,686)
   Investment income                                                          134,255         1,209,125        2,380,983
   Interest expense and financing costs                                    (7,772,300)       (6,853,763)      (3,049,792)
                                                                     ----------------------------------------------------

Loss before income taxes                                                  (49,761,139)      (70,654,812)     (35,928,382)

Recovery of future income taxes (note 13)                                           -         4,988,244        5,542,960
                                                                     ----------------------------------------------------

Net loss for the year                                                    $(49,761,139)     $(65,666,568)    $(30,385,422)
                                                                     ====================================================

Weighted average number of common shares
outstanding (note 12)                                                      17,779,385        15,069,229      14,878,625
                                                                     ====================================================

          Basic and diluted loss per common share                        $      (2.80)     $      (4.36)    $      (2.04)
-------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                       consolidated financial statements)

WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Warrants
                                                                                        Special Warrants            and
                                                              Common Stock                 and Rights             Options
                                                          Number       Amount        Number         Amount         Number
----------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 1999                         14,150,539   $57,738,796            -    $          -       385,138

Value of conversion right attached to preferred                  -             -            -               -             -
shares (note 9)
Share issues
      Public offering                                      850,000    15,132,742            -               -        85,000
      Common shares through exercise of options             12,282       116,147            -               -             -
      Common shares through exercise of warrants           104,606       765,054            -               -      (112,280)
Expired options and warrants                                     -             -            -               -        (1,040)
Net loss for the year ended December 31, 2000                    -             -            -               -             -
----------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                         15,117,427    73,752,739            -               -       356,818

Special warrants issued through private placements               -             -    3,027,000      14,886,649       157,490
Right issued through private placement                           -             -      637,000       3,420,016             -
Warrant issued in connection with government grant               -             -            -               -       650,000
(note 8)
Stock options issued for services                                -             -            -               -        33,243
Warrants issued for services                                     -             -            -               -       130,000
Expired options and warrants                                     -             -            -               -      (227,527)
Share repurchase                                          (174,300)     (850,580)           -               -             -

Net loss for the year ended December 31, 2001                    -             -            -               -             -
----------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2001                         14,943,127    72,902,159    3,664,000      18,306,665     1,100,024

Special warrants converted into common shares and        3,027,000    14,886,649   (3,027,000)    (14,886,649)    3,027,000
warrants
Warrants issued in connection with government                    -             -            -               -             -
grant (note 8)
Stock options issued for services and in
connection with short-term loan                                  -             -            -               -        33,787
Warrants issued for services                                     -             -            -               -       250,000
Expired options and warrants                                     -             -            -               -       (93,547)
Net loss for the year ended December 31, 2002                    -             -            -               -             -
----------------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2002                         17,970,127   $87,788,808      637,000    $  3,420,016    $4,317,264

----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                       Warrants,
                                                      Options and                     Shareholders'
                                                      Contributed   Accumulated          Equity
                                                        Surplus       Deficit         (Deficiency)
---------------------------------------------------------------------------------------------------

Balance as at December 31, 1999                      $          -    $ (33,127,086)   $ 24,611,710

Value of conversion right attached to preferred        36,951,336                -      36.951,336
shares (note 9)
Share issues
      Public offering                                           -                -      15,132,742
      Common shares through exercise of options                 -                -         116,147
      Common shares through exercise of warrants                -                -         765,054
Expired options and warrants                                    -                -               -
Net loss for the year ended December 31, 2000                   -      (30,385,422)    (30,385,422)
---------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                        36,951,336      (63,512,508)     47,191,567

Special warrants issued through private placements              -                -      14,886,649
Right issued through private placement                          -                -       3,420,016
Warrant issued in connection with government grant      1,200,000                -       1,200,000
(note 8)
Stock options issued for services                         197,000                -         197,000
Warrants issued for services                              537,000                -         537,000
Expired options and warrants                                    -                -               -
Share repurchase                                                -         (437,025)     (1,287,605)

Net loss for the year ended December 31, 2001                   -      (65,666,568)    (65,666,568)
---------------------------------------------------------------------------------------------------

Balance as at December 31, 2001                        38,885,336     (129,616,101)        478,059

Special warrants converted into common shares and               -                -               -
warrants
Warrants issued in connection with government           1,287,000                -       1,287,000
grant (note 8)
Stock options issued for services and in
connection with short-term loan                           182,343                -         182,343
Warrants issued for services                              328,543                -         328,543
Expired options and warrants                                    -                -               -
Net loss for the year ended December 31, 2002                   -      (49,761,139)    (49,761,139)
---------------------------------------------------------------------------------------------------
Balance as at December 31, 2002                      $ 40,683,222    $(179,377,240)  $ (47,485,194)
---------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                       Year ended        Year ended        Year ended
                                                                      December 31,      December 31,      December 31,
                                                                          2002              2001              2000
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the year                                                $ (49,761,139)     $(65,666,568)  $ (30,385,422)
   Items not involving cash -
      Amortization and depreciation                                         8,982,154        17,339,528      8,702,580
      Interest on preferred shares                                          7,650,730         6,853,763      3,049,792
      Recovery of future income taxes (note 13)                                     -        (4,988,244)     (5,542,960)
      Expenses paid by the issuance of options                                406,219           734,000        531,035
       Interest expense on short-term loan                                     18,937                 -              -
      Exchange (gain) loss on preferred shares                               (585,268)        3,047,835              -
   Net change in operating components of working capital (note 18)         11,652,757         2,056,797      2,021,194
                                                                   ------------------------------------------------------
                                                                          (21,635,610)      (40,622,889)    (21,623,781)
                                                                   ------------------------------------------------------
Investing activities
   Purchase of short-term investments                                               -        (7,381,300)    (90,093,497)
   Redemption of short-term investments                                     6,881,300        23,196,677      81,077,529
   Payment of expenses relating to the Novacor acquisition                          -                 -      (1,684,689)
   Purchase of capital assets                                                (610,198)       (1,205,121)       (902,398)
   Cash pledged as collateral for lease                                    (1,183,200)          226,316         150,931
                                                                   ------------------------------------------------------
                                                                            5,087,902        14,836,572     (11,452,124)
                                                                   ------------------------------------------------------
Financing activities
   Capital lease repayments                                                  (162,487)         (150,933)       (140,195)
   Issuance of common shares and/or special warrants through
   public offering                                                                  -        16,654,418      15,331,875
   Payment of expenses relating to the issue of common
   shares and/or special warrants                                             (77,058)       (1,690,672)       (199,133)
   Issuance of preferred shares                                                     -                 -      29,612,000
    Investment by third party in subsidiary                                         -         3,465,501               -
   Repurchase of common shares                                                      -        (1,287,605)              -
   Deferred transaction costs                                                (331,542)                -               -
   Short-term loan proceeds                                                 1,958,600                 -               -
   Issuance of common shares through exercise of options                            -                 -         116,147
   Issuance of common shares through exercise of warrants                           -                 -         765,054
                                                                   ------------------------------------------------------
                                                                            1,387,513        16,990,709      45,485,748
                                                                   ------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents
                                                                               63,217           516,218         245,307
                                                                   ------------------------------------------------------

Change in cash and cash equivalents for the year                          (15,096,978)       (8,279,390)     12,655,150

Cash and cash equivalents beginning of the year                            15,345,159        23,624,549      10,969,399
                                                                   ------------------------------------------------------
Cash and cash equivalents end of the year
                                                                        $     248,181      $ 15,345,159   $  23,624,549
-------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                       consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the Corporation or WorldHeart) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as of December 31, 2002, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. The Corporation is currently pursuing several options. There can be no assurance that the Corporation will be successful in securing financing.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.   Significant Accounting Policies

(a)  Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian
GAAP), and include all assets, liabilities, revenues and expenses of World Heart Corporation and its subsidiaries.

These principles also conform in all material respects with accounting principles generally accepted in the United States (US GAAP) except as described in Note 22.

(b)  Nature of operations

WorldHeart is a medical devices company based in Ottawa, Ontario, Canada and Oakland, California, USA. WorldHeart is currently focused on the development, commercialization and manufacturing of pulsatile ventricular assist devices
(VADs) which are intended for patients with end stage heart failure. WorldHeart currently produces and sells the Novacor(R) Left Ventricular Assist System and is developing the HEARTSAVERVAD(TM) (HeartSaver) which is a fully implantable next generation VAD.

(c)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(d)  Cash equivalents and short-term investments

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less. Short-term investments are those with terms to maturity in excess of three months but less than one year.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(e)  Inventory

Inventory of raw materials are valued at the lower of average cost and replacement cost. Work in progress and finished goods are valued at the lower of average cost and net realizable value.

(f)  Investment tax credits

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce related costs and expenses in the year. The Corporation does not recognize investment tax credits since their realization is not reasonably assured.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(g)  Capital assets

Capital assets are recorded at cost. Amortization is calculated using the following rates and bases:

Furniture and fixtures                  20% declining balance
Computer equipment and software         30% declining balance
Manufacturing and research equipment    30% declining balance
Leased equipment                        Straight-line over the lease term
Leasehold improvements                  Straight-line over the lease term

The carrying value of capital assets is assessed when factors indicating a possible impairment are present. If an impairment is determined to exist, the assets are reported at the lower of carrying value or net recoverable amount.

(h)  Goodwill and other intangible assets

Goodwill and intangible assets with an indefinite life are not amortized but are tested for impairment on at least an annual basis. Intangible assets with a definite life, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which generally ranges from 3 to 5 years.

The Corporation reviews the carrying amounts of intangible assets with a definite life whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, changes in technology, significant litigation or other items.

In evaluating whether there is an impairment of goodwill and other intangible assets, management compares the carrying amounts of such assets with the related undiscounted estimated future operating cash flows. In the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable discounted estimated future cash flows. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

(i)  Income taxes

Income taxes are provided for using the liability method whereby future tax assets and liabilities are recognized using current tax rates on the difference between the financial statement carrying amounts and the respective tax basis of the assets and liabilities. The Corporation provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

(j)  Common shares

Common shares are recorded as the net proceeds received on issuance after deducting all share issue costs.

(k)  Revenue recognition

Revenue from product sales is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience.

(l)  Stock-based compensation

The Corporation has a stock option plan as described in Note 11. No compensation expense is recognized when shares are issued at prevailing market prices or options are issued to employees with exercise prices at the grant date equal to prevailing market prices. Any consideration paid by employees on the exercise of stock options or purchase of capital stock is credited to share capital.

Stock options issued in lieu of cash to non-employees for services performed are recorded at the fair value of the options at the time they are issued and are expensed as service is provided.

(m)  Research and development costs

Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria necessary for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Corporation intends to produce and market, there must be a clearly defined market for the product and the Corporation must have the resources, or access to the resources, necessary to complete the development. The Corporation has not deferred any such development costs to date.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(n)  Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying value of any assets acquired or to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

(o)  Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Translation of the financial statements of integrated foreign operations are translated in accordance with the policies noted above.

3.   Cash and Cash Equivalents and Short-Term Investments

The Corporation's cash equivalents and short-term investments consist of highly liquid, highly rated financial instruments. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate risk and provide safety and liquidity:

-------------------------------------------------------------------------------------------------------------
                                                  2002                                  2001
                                   --------------------------------------------------------------------------
                                         Cash and Cash      Short-term        Cash and Cash       Short-term
                                           Equivalents     Investments          Equivalents      Investments
-------------------------------------------------------------------------------------------------------------

Cash                                        $  248,181       $       -          $ 4,016,860          $     -
Asset backed notes held
with financial institutions                          -               -           11,328,299                -
Corporate securities                                 -               -                    -        6,881,300
                                   --------------------------------------------------------------------------

                                            $  248,181         $     -         $ 15,345,159       $6,881,300
-------------------------------------------------------------------------------------------------------------

4.   Tax Credit Receivable

In the third quarter of fiscal 2001, the Corporation recorded an Ontario Business Research Institute (OBRI) tax credit receivable of $2,770,000. This research tax credit was applied to reduce research and development expenses during 2001. The province of Ontario permits this refundable tax credit for scientific research and development expenditures incurred in the province as part of an eligible research institute contract. The Corporation's eligibility under the program has been disputed by the province of Ontario and the claim is currently being reviewed by the Ontario Ministry of Finance. Management believes that the Corporation is eligible under the program and that it is entitled to the recorded tax credit receivable. However, there can be no assurance that the Corporation will be successful in its claim (see note 20 (c)).

5.   Inventory

-------------------------------------------------------------------------------
                                                      2002                2001
-------------------------------------------------------------------------------

Raw materials                                 $ 3,263,766         $ 2,226,013
Work in progress                                1,780,011           3,359,268
Finished goods                                  1,191,925           2,532,340
                                       ----------------------------------------

                                              $  6,235,702         $ 8,117,621
-------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

6.   Capital Assets

-------------------------------------------------------------------------------------------------------------
                                                                            2002
                                               --------------------------------------------------------------
                                                                             Accumulated           Net Book
                                                               Cost         Amortization             Value
-------------------------------------------------------------------------------------------------------------

Furniture and fixtures                                    $ 663,688           $  349,333          $  314,355
Computer equipment and software                           2,267,371            1,126,880           1,140,491
Manufacturing and research equipment                      6,337,798            3,551,153           2,786,645
Leasehold improvements                                      753,042              750,162               2,880
                                               --------------------------------------------------------------

                                                       $ 10,021,899          $ 5,777,528         $ 4,244,371
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                            2001
                                               --------------------------------------------------------------
                                                                             Accumulated      Net Book
                                                               Cost         Amortization               Value
-------------------------------------------------------------------------------------------------------------

Furniture and fixtures                                    $ 651,794            $ 264,813          $  386,981
Computer equipment and software                           2,007,386              698,462           1,308,924
Manufacturing and research equipment                      5,999,479            2,480,656           3,518,823
Leasehold improvements                                      753,042              673,946              79,096
                                               --------------------------------------------------------------

                                                         $9,411,701           $4,117,877         $ 5,293,824
-------------------------------------------------------------------------------------------------------------

Capital assets include equipment under capital lease with a cost of $802,544 (2001 - $802,544) with accumulated amortization of $564,432 (2001 - $504,904).

7.   Goodwill and Other Intangible Assets

The cost and accumulated amortization of the Corporation's other intangible assets as of December 31, 2002 and December 31, 2001 are as follows:

-----------------------------------------------------------------------------------------------------------
                                                                               2002
                                                 ----------------------------------------------------------
                                                                             Accumulated          Net Book
                                                               Cost         Amortization             Value
-----------------------------------------------------------------------------------------------------------

Purchased technology                                   $ 17,043,321         $ 13,089,658       $ 3,953,663
Other intangible assets                                   6,436,678            5,251,379         1,185,299
                                                 ------------------- -------------------- -----------------

                                                       $ 23,479,999         $ 18,341,037       $ 5,138,962
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                               2001
                                                 ----------------------------------------------------------
                                                                             Accumulated          Net Book
                                                               Cost         Amortization             Value
-----------------------------------------------------------------------------------------------------------

Purchased technology                                   $ 17,043,321          $ 7,853,793       $ 9,189,528
Other intangible assets                                  18,454,585            9,084,760         9,369,825
                                                 ------------------- -------------------- -----------------

                                                       $ 35,497,906         $ 16,938,553      $ 18,559,353
-----------------------------------------------------------------------------------------------------------

The Canadian Institute of Chartered Accountants' Accounting Standards Board
(AcSB) has issued a new Handbook Section dealing with Goodwill and Other Intangible Assets, which requires that intangible assets with an indefinite life and goodwill be tested for impairment on at least an annual basis. Goodwill and indefinite life intangibles are no longer amortized. Intangible assets with a definite life continue to be amortized over their useful life (see note 14).

The Corporation adopted the new pronouncements on accounting for goodwill and other intangible assets in 2002. The effect of not amortizing goodwill for the year ended December 31, 2002, was a decrease in net loss of $6,402,121.

In accordance with the new pronouncements, the Corporation was required to complete a transitional impairment test of goodwill and other intangible assets during the year with any resulting impairment loss recorded as a change in accounting principle and charged to retained earnings. Subsequent impairment losses will be reflected in operating income from continuing operations.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The transitional impairment test consisted of a two-step process. The first step required the identification of the Corporation's reporting units, the allocation of goodwill and other intangible assets to its reporting units and an initial impairment test. In the event that the initial test indicated a potential impairment then a second test was required in order to either quantify the impairment or conclude that no impairment exists.

The Corporation completed the transitional impairment test and has concluded that no impairment existed to either goodwill or other intangible assets.

The results for prior periods have not been restated. A reconciliation of the prior period net loss and earnings per share as if the new Section had been adopted during the prior periods is as follows:

-----------------------------------------------------------------------------------------------------------
                                                               2002                 2001              2000
-----------------------------------------------------------------------------------------------------------

Reported net loss                                     $(49,761,139)       $ (65,666,568)    $ (30,385,422)
Add: Goodwill amortization, net of taxes                          -            6,402,121         3,228,371
                                                 ------------------- -------------------- -----------------
Adjusted net loss                                    $ (49,761,139)       $ (59,264,447)    $ (27,157,051)
                                                 ------------------- -------------------- -----------------

Reported loss per share                                    $ (2.80)             $ (4.36)          $ (2.04)
Goodwill amortization                                             -                 0.43              0.21
                                                 ------------------- -------------------- -----------------
Adjusted loss per share                                    $ (2.80)             $ (3.93)          $ (1.83)
-----------------------------------------------------------------------------------------------------------

8.   Technology Partnerships Canada Grant

On November 2, 2001, the Corporation was approved for a grant from Technology Partnerships Canada (TPC). The amount to be received pursuant to this grant is equal to the lesser of $9.98 million and 31.1% of the eligible costs incurred by the Corporation in connection with the prototype development and clinical trials of HeartSaverVAD. These costs are subject to review and acceptance by Industry Canada. The Corporation is required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaverVAD (HeartSaver VAD I) for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties have not reached $19.7 million, the royalty period will continue for a further four years, or until cumulative royalties are $19.7 million, whichever occurs first. The royalties are payable from sales of the product. As part of this agreement, TPC received warrants for 650,000 common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $6.61 per share. The Corporation has recorded the warrants at their fair value, which is estimated to be $2.5 million. At December 31, 2002, no warrants had been exercised.

During 2002, $7.0 million was received by the Corporation. At year end there has been no amount accrued as a receivable (2001 - $1.2 million) as the development program relating to the HeartSaverVAD I was discontinued during the year and merged into a new optimized HeartSaverVAD program. Of the $7.0 million received, $4.5 million was applied to reduce research and development expenses during the year and $2.5 million has been recorded as contributed surplus.

9.   Preferred Shares

(a)  Authorized

Authorized preferred shares of the Corporation consists of an unlimited number of shares issuable in series.

(b)  Issued

On June 30, 2000 the Corporation issued redeemable, convertible preferred shares to Edwards Lifesciences LLC (Edwards) for US$20.0 million that are convertible at Edward's option after June 30, 2006 into 1,374,570 common shares (representing a per share conversion price of US $14.55), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting except that Edwards can elect one director of the Corporation. These shares are callable for cash at the face amount plus accumulated but unpaid dividends at the Corporation's option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

Also on June 30, 2000, World Heart Inc., the Corporation's United States subsidiary, issued redeemable, cumulative participating Series A preferred shares to Edwards in connection with the Corporation's acquisition of Novacor. These Series A shares are non-voting. Dividends accumulate at 4% per year on the subscription price of US$58.0 million for the first two years, 3% for the third year and at 6% per year thereafter until maturity on June 30, 2015 at which time they are mandatorily redeemable for the face amount of US$58.0 million plus accumulated dividends (effective July 1, 2002 the rates were reduced by 1% for the period July 1, 2002 through June 30, 2015). Edwards is entitled to receive 25% of any dividends declared to the common shareholders of World Heart Inc. The shares are redeemable at the Corporation's option for cash plus accumulated but unpaid dividends at any time after three years. Edwards has the right for a two-year period commencing June 30, 2003, to put the Series A shares to the Corporation in exchange for 4,981,128 of the Corporation's common shares (effective July 1, 2002 this right was extended from a one-year period commencing June 30, 2002). This conversion right is subject to dilution protection should the Corporation issue shares or options at less than fair market value. Edwards waived such rights with respect to the Corporation's sale of Special Warrants on December 19, 2001.

The convertible preferred shares and the Series A shares (collectively Preferred Shares) are accounted for in accordance with their substance and are presented in the financial statements in their debt and equity components, measured at their respective fair values at the time of issue. The debt components have been calculated at the present value of the required dividend payments discounted at 12%, being the estimated interest rate that would have been applicable to non-convertible debt at the time the Preferred Shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt components to their face amount at maturity. The equity component is shown as contributed surplus.

The Preferred Shares carry a preference upon liquidation of the Corporation in an amount equal to their par value plus accumulated but unpaid dividends, after which the Preferred Shares share ratably with the common shares.

(c)  Edwards Lifesciences Agreements

In conjunction with Edwards' investment in the Preferred Shares and the Corporation's acquisition of Novacor, the Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards is the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2.0 million less actual gross margin annually to Edwards in guaranteed gross margin on sales in any year that Edwards' purchases are less than US$10.0 million. The Corporation accounts for any shortfall of the guaranteed gross margin on sales as a reduction of revenues.

During the year ended December 31, 2002, revenue included $5,343,040 (2001 - $3,622,102; 2000 - $1,961,539) resulting from sales to Edwards. The obligation accrued for the shortfall of the guaranteed gross margin on sales and included as a reduction of revenues was $657,542 (2001 - $833,880; 2000 - $498,576).

The Corporation has also entered into a supply agreement with Edwards whereby Edwards is the sole supplier of certain components to the heart assist and heart replacement products of the Corporation for a period of five years commencing July 1, 2000. For the year ended December 31, 2002, purchases from Edwards for components were $944,682 (2001 - $1,050,000; 2000 - $549,325).

Other purchases from Edwards for research and development materials and support and other services amounted to $1,789,158 (2001 - $881,066; 2000 - $87,347).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

10.  Short-term Loan

On December 18, 2002 the Corporation entered into a $2,000,000 non-revolving term credit agreement with a merchant bank for the purpose of financing working capital requirements. The loan has a maturity date of June 18, 2003 and bears interest at the rate of 2% per month. The loan was collateralized by a general security agreement covering the Corporation's right, title and interest in all of its property and assets and an assignment of all patents, trademarks and licence agreements of the Corporation.

The Corporation issued 200,000 common share warrants to the lender with each warrant being exercisable for one common share of the Corporation at a price of $1.30 per share until expiry on December 18, 2007. In the event the Corporation did not repay the loan prior to the maturity date, an additional 200,000 warrants were to be issued.

On January 28, 2003, prior to the maturity date of the loan, the Corporation repaid the loan in full. No additional warrants are, therefore, issuable.

11.  Shareholders' Equity

Common shares

(a)  Authorized

Authorized common shares of the Corporation consist of an unlimited number of shares.

(b)  Issued

On March 17, 2000, the Corporation issued 850,000 common shares for net proceeds of $15,132,742, after deducting issue costs of $199,133.

On January 24, 2002, the Corporation issued 3,027,000 common shares upon the exercise of special warrants (the "Special Warrants") previously issued on December 19, 2001. These Special Warrants were issued on December 19, 2001 pursuant to a private placement for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851.

Share Repurchase

Commencing on September 17, 2001 and ending on October 12, 2001, the Corporation purchased 174,300 of its common shares at market prices on the Nasdaq National Market (NASDAQ) for a total cost of $1,287,606. Of this total amount paid, $437,025 has been charged directly to deficit, representing a premium paid on redemption of common shares with the balance being charged to share capital.

All repurchased shares have been cancelled.

Employee Stock Option Plan

The Corporation has an employee stock option plan (ESOP). The maximum number of shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP may not exceed 3,530,000 common shares (2001 - 2,320,000). The maximum number of common shares at any time available for issuance under the ESOP, or pursuant to other outstanding options, to any one person may not exceed 2% of the common shares then issued and outstanding. The ESOP is administered by a committee appointed by the Board of Directors. The option exercise price for all options issued under the ESOP is based on the fair market value of the common shares on the date of grant. The options generally vest annually in equal portions over either a five-year period or three-year period and must be exercised within a four-year period from each date of vesting.

During 2000, the Corporation granted options to executives outside the ESOP for 40,000 common shares. The options either vest rateably over one year from the date of grant or over a three year period.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

Special Warrants Offerings

On December 19, 2001, pursuant to a private placement, the Corporation issued 3,027,000 special warrants (Special Warrants) for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851.

Each Special Warrant was convertible without additional consideration into one common share of the Corporation and one warrant to purchase one common share. Each warrant is exercisable at a price of $6.01 for a period of 24 months from the date the Special Warrants are exercised or are deemed to have been exercised.

The Corporation granted the Underwriters 112,280 underwriters' warrants and the US Agents 45,210 underwriters' warrants (collectively Underwriters' Warrants) to acquire an aggregate of 157,490 underwriters' compensation options (Underwriters Compensation Options). Each Underwriters' Compensation Option entitles the holder to acquire one common share of the Corporation and one Underwriters' underlying warrant (Underwriters' underlying Warrants) at an exercise price of $6.05 per option. The Underwriters' Compensation Options are exercisable for a four-year period ending December 19, 2005. Each Underwriters' Underlying Warrant entitles the holder to acquire one common share at an exercise price of $6.01 per share at any time for a period ending 24 months from the date of issue.

On January 17, 2002, the Corporation filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 3,027,000 common shares and 3,027,000 warrants issuable upon the exercise of the Special Warrants and 157,490 Underwriters' Compensation Options upon the exercise of the Underwriters' Warrants. All of the Special Warrants were deemed to have been exercised by the holders on January 24, 2002.

Rights related to 2007262 Ontario Inc.

On December 19, 2001, WorldHeart incorporated 2007262 Ontario Inc. (2007262) to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaver VAD. WorldHeart and New Generation Biotech (Equity) Fund Inc. (NewGen), an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262. Additionally, NewGen subscribed for 637,000 Series 1 preferred shares (Series 1 Shares) of 2007262 for net proceeds of $3,420,016 after deducting expenses of the placement of $83,484. WorldHeart sold to 2007262 certain technology in exchange for 100,000 Series 2 preferred shares (Series 2 Shares) of 2007262 and a promissory note in the amount of $2,000,000.

The promissory note was repaid to WorldHeart from the proceeds of the Series 1 preferred shares and the balance of the Series 1 preferred share proceeds was used to improve and enhance the technology transferred by WorldHeart.

On January 31, 2003 and pursuant to the terms of the agreement NewGen redeemed the Series 1 preferred shares for 637,000 common shares of WorldHeart and 637,000 common share purchase warrants (Purchase Warrants) of WorldHeart. Each Purchase Warrant is exerciseable into one common share of WorldHeart at a price of $6.01 at any time up to January 24, 2004.

The Series 1 preferred shares were automatically redeemed upon the redemption of the Series 2 preferred shares.

2007262 has been accounted for as a research and development arrangement. WorldHeart has recorded the NewGen funding as contributed surplus and the amounts expended by 2007262 from the NewGen funding as research and development expenses in the period that they occured. Expenses incurred in the year were $1,493,880 (2001 - $nil)

Warrants Issued to Technology Partnerships Canada

During the year ended December 31, 2001, the Corporation granted Technology Partnerships Canada 650,000 warrants to purchase an equivalent number of common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $6.61 per share, as described in Note 8.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

Stock Option and Warrant Activity

The following table presents the number of options and warrants outstanding and the weighted average exercise price:

--------------------------------------------------------------------------------------------------------
                           Employees            Non-Employees                                   Total
---------------------------------------------------------------------------------------------------------
                                     Weighted              Weighted               Weighted
                                      average               average                average
                                     exercise              exercise               exercise
                           Options      price   Options       price   Warrants       price
                                 #          $         #           $          #           $
---------------------------------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 1999          529,385      10.60     13,587       12.57    371,551          9.74     914,523
Granted                   593,094      16.93         99       12.65     85,000         20.40     678,193
Exercised                 (12,248)      9.50        (34)      12.65   (112,280)         7.86    (124,562)
Cancelled                (161,000)     17.20          -           -          -          -       (161,000)
Forfeited                (141,672)     14.91     (1,105)      12.65          -          -       (142,777)
                      -----------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2000          807,559      13.19     12,547       12.57    344,271         12.99   1,164,377
Granted                   572,195      10.47     33,243       10.98    937,490          6.71   1,542,928
Exercised                       -          -          -           -          -             -           -
Cancelled                       -          -          -           -          -             -           -
Forfeited                (139,967)     12.45     (3,256)      11.07   (224,271)        10.31    (367,494)
                      -----------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2001        1,239,787      12.02     42,534       11.44  1,057,490          7.99   2,339,811
Granted                   929,610       6.34     33,787        6.63  3,434,490          5.70   4,397,887
Exercised                       -          -          -           -   (157,490)         6.01    (157,490)
Cancelled                       -          -          -           -          -             -           -
Forfeited                (340,316)      8.56     (8,547)       9.26    (85,000)        20.40    (433,863)
                      -----------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2002        1,829,081       9.78     67,774        9.32  4,249,490          5.96   6,146,345
---------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                     Options                    Warrants
                                                        -----------------------------------
                                                           Employees         Non-Employees
-----------------------------------------------------------------------------------------------------------

Weighted average exercise price of exerciseable
options:
          December 31, 2000                                  $ 9.83            $12.54           $12.99
          December 31, 2001                                   11.46             11.67             7.99
          December 31, 2002                                   11.72             11.63             6.19

Number of exercisable options and warrants:
          December 31, 2000                                 193,198             3,761           344,271
          December 31, 2001                                 405,610            14,666         1,057,490
          December 31, 2002                                 615,413            23,605         4,049,490

Range of exercise prices of all options and warrants
at December 31, 2002:
          From                                               $ 0.90           $ 6.63            $ 1.30
          To                                                  21.83            12.65             12.02

Range of expiry dates of all options and warrants at
December 31, 2002:
          From                                             Feb. 24, 2003     Jul. 14, 2003    Dec. 12, 2003
          To                                                Dec. 4, 2009      Jan. 4, 2009    Dec. 18, 2007
------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The following table presents information about the outstanding options and warrants at December 31, 2002:

----------------------------------------------------------------------------
                                                           Weighted  average
Range of exercise          Number     Weighted average     remaining life in
            price     outstanding       exercise price                 years
----------------------------------------------------------------------------

  $  0.90 to 3.00         223,917               $ 1.31                   5.0
     3.01 to 6.00         105,231                 4.25                   4.3
     6.01 to 9.25       4,863,414                 6.31                   2.2
    9.26 to 12.50         551,753                10.93                   3.5
   12.51 to 15.00         116,676                12.72                   3.8
   15.01 to 18.00         269,549                17.00                   3.3
   18.01 to 21.83          15,805                20.54                   3.3
                      ------------------------------------------------------

                        6,146,345               $ 7.13                  2.5
----------------------------------------------------------------------------

Effective January 1, 2002 the Corporation adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose pro-forma net income and pro-forma earnings per share, as if the fair value based method of accounting has been used to account for these stock based awards. The estimated share based compensation costs based on stock options granted to directors and employees and the pro-forma net loss and earnings per share are as follows:

                                                               2002                2001                2000
                                              --------------------------------------------------------------

Net loss                                             $ (49,761,139)      $ (65,666,568)      $ (30,385,422)

Estimated share based compensation costs                (2,483,523)         (1,612,087)           (877,224)
                                              --------------------------------------------------------------

Pro forma net loss                                   $ (52,244,662)      $ (67,278,655)      $ (31,262,646)
                                              --------------------------------------------------------------

Pro forma basic loss per share                       $       (2.94)      $       (4.46)      $       (2.10)
                                              --------------------------------------------------------------

The weighted average fair value of the options issued during the year ended December 31, 2002 was $4.30 (2001 - $3.70, 2000 - $7.52). The fair values of options granted are determined using the Black-Scholes model. For 2002, 2001 and 2000 the following weighted average assumptions were utilized:

                                               2002         2001          2000
                                        ------------ ------------ ------------
Expected option life, in years                    6            7            7
Volatility                                      75%          75%           75%
Risk free interest rate                       3.65%           6%            6%
Dividend yield                                  Nil          Nil           Nil

12.  Earnings Per Share

For all of the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of convertible preferred shares, stock options and warrants. These instruments could potentially dilute basic earnings per share in the future by being converted into common shares:

---------------------------------------------------------------------------------------------------------
                                                    Number of common shares to be issued on exercise or
                                                                        conversion
                                                   ------------------------------------------------------
                                                                2002                2001            2000
---------------------------------------------------------------------------------------------------------

Convertible preferred shares                               6,527,520           6,458,791       6,390,062
Employee and non-employee stock options                    1,896,855           1,282,321         820,106
Warrants, options and Series 1 Shares                      5,880,980           8,542,980         344,271
                                                   ------------------------------------------------------

Total potentially dilutive instruments                    14,305,355          16,284,092       7,554,439
---------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

13.  Income Taxes

The Corporation operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Corporation's effective tax rate is as follows:

----------------------------------------------------------------------------------------------------------
                                                                  2002             2001               2000
                                                   -------------------------------------------------------

Canadian loss                                           $ (17,920,772)   $ (25,210,044)     $ (16,566,575)
United States' loss                                       (31,840,367)     (45,444,768)       (19,361,807)
                                                   -------------------------------------------------------

Loss before income taxes                                $ (49,761,139)   $ (70,654,812)     $ (35,928,382)
                                                   -------------------------------------------------------

Expected statutory rate                                         38.62%           41.74%             43.95%
Expected recovery of income tax                         $ (19,220,000)   $ (29,490,000)     $ (15,791,000)
Effect of foreign tax rate differences                       (770,000)         310,000            561,000
Permanent differences                                       4,196,000        6,210,000          1,370,000
Provincial income tax incentives                                    -                -           (571,000)
Change in valuation allowance                              13,010,000       15,170,000          8,020,000
Effect of changes in SR&ED carryforwars                     1,250,000          970,000            283,000
Effect of tax rate changes                                  2,139,000        1,170,000                  -
Effect of exchange rate differences                          (605,000)         672,000            585,000
                                                   -------------------------------------------------------

Recovery of income taxes                                $           -    $  (4,988,000)     $  (5,543,000)
----------------------------------------------------------------------------------------------------------

The Canadian statutory income tax rate of 38.62% is comprised of federal income tax at approximately 26.12% and provincial income tax at approximately 12.50%. For the year ended December 31, 2002, the permanent differences relate primarily to imputed interest expense on the Preferred Shares for which no temporary difference arises.

The primary temporary differences affecting future taxes and their approximate effects are as follows:

------------------------------------------------------------------------------
                                                       2002               2001

------------------------------------------------------------------------------

Future tax assets:
     SR&ED expenditures                        $ 14,600,000       $ 16,620,000
     Net operating losses                        34,380,000         24,070,000
     Investment tax credits                       5,730,000          5,170,000
     Share issue costs                            3,520,000          3,810,000
     Asset basis differences                      1,650,000          1,390,000
                                          ------------------ -----------------
                                                 59,880,000         51,060,000
     Less: valuation allowance                  (57,500,000)       (44,490,000)
                                          ------------------ -----------------
                                                  2,380,000          6,570,000
Future tax liabilities:
     Asset basis differences                     (2,380,000)        (6,570,000)
                                          ------------------ -----------------

Net future income tax liability                $          -       $         -
------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

As at December 31, 2002 the Corporation has unclaimed Scientific Research and Experimental Development (SR&ED) expenditures, income tax loss carryforwards and investment tax credits. The unclaimed amounts and their expiry dates are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                   2002               2001               2000
-------------------------------------------------------------------------------------------------------------

SR&ED expenditures -
      carried forward without expiry                       $ 37,800,000       $ 39,800,000       $ 35,500,000
Income tax loss carryforwards:
     Federal (Canada)      (expire 2003-2009)                41,528,000         28,300,000         14,300,000
     Provincial            (expire 2003-2009)                49,900,000         36,800,000         25,800,000
     United States         (expire 2010-2017)                48,200,000         32,700,000          9,600,000
Investment tax credits     (expire 2006-2012)                 9,300,000          8,900,000          7,200,000
-------------------------------------------------------------------------------------------------------------

14.  Acquisition

On June 30, 2000 the Corporation acquired Novacor from Edwards for a total purchase price of approximately $62.5 million, consisting of $58.9 million Series A cumulative participating preferred shares (Series A shares) of WorldHeart Inc., plus expenses related to the transaction of $3.6 million. The acquisition was accounted for using the purchase method and, therefore, Novacor's operating results have been included in the consolidated financial statements from the date of acquisition.

The allocation of the purchase price was based on an independent valuation and was allocated among the identifiable tangible and intangible assets based on the fair market value of those assets as follows:

Consideration given                                     $   62,485,000

Fair value of identifiable net assets acquired:
   Net tangible assets                                      15,519,000
   Purchased technology                                     17,043,000
   Other intangible assets                                  18,255,000
   Future income taxes                                     (10,273,000)
                                                        ---------------
                                                            40,544,000
                                                        ---------------

Goodwill                                                 $  21,941,000
                                                        ===============

Purchased technology was valued using a risk adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing and future markets and an assessment of the life expectancy of the technology. Other intangible assets consist of Novacor's work force, customer base, patents and trademarks. The excess of the purchase price over the identifiable assets was allocated to goodwill. As a result of adopting the new accounting pronouncements relating to goodwill and other intangibles during fiscal 2002, $12,018,664 of other intangible assets were recategorized to goodwill.

The following table presents pro-forma financial information for the year ended December 31, 2000 as though the acquisition of Novacor had occurred at the beginning of 2000:

Total revenue                                                    $  9,938,000
Loss before income taxes                                         $ 59,021,000
Net loss for the year                                            $ 59,021,000
Basic and diluted loss per share                                 $      (3.97)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

15.  Related Party Transactions

The Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:

-------------------------------------------------------------------------
                                        2002           2001          2000

-------------------------------------------------------------------------

Due from CVD                      $  424,615      $  69,195      $188,276
                                  ---------------------------------------

Due to CVD                        $1,311,940       $483,279      $443,089
-------------------------------------------------------------------------

During the year ended December 31, 2002, the Corporation incurred $700,000 (2001
- $1,000,000, 2000 - $1,000,000) for research and development fees to CVD under the Research Agreement described in Note 16(a). In addition, the Corporation incurred $150,000 (2001 - $150,000, 2000 - $150,000) to CVD relating to the research chair under the Research Agreement.

During the year ended December 31, 2002, the Corporation incurred salaries of $667,393 (2001 - $484,387, 2000 - $670,271) relating to employees that have been seconded by the Corporation to CVD. These expenditures are recoverable by the Corporation from CVD.

16.  Contingencies and Commitments

(a)  Research Agreement

Effective April 1, 1996, the Corporation entered into a research agreement with CVD (Research Agreement) under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology. In exchange, the Corporation has acquired joint ownership with CVD of the technology arising from CVD's research pursuant to the Research Agreement after May 15, 1996. CVD has also granted the Corporation an exclusive twenty-five year license to market the product and certain other related technologies for an initial license fee of $200,000 and royalties of 7%.

Under the Research Agreement, the Corporation has agreed to fund, to the extent reasonable (and to the extent funding is not available from other sources), any additional research and development costs incurred by CVD in connection with such product development, and to the extent reasonable, the costs of the product's commercialization. The Research Agreement provides that any funding for research and development of the HeartSaver provided by the Corporation in excess of $33.0 million will be creditable against any future CVD royalty entitlement over a period up to ten years, with interest at 8% per annum from the year in which such excess is provided. The Research Agreement stipulates that the parties will negotiate to establish payment terms for repayment of any remaining balance, provided that if agreement as to such payment terms is not reached then such remaining balance shall become due and repayable by CVD within twelve months following the end of the ten-year period.

The Corporation's research funding to CVD under the Research Agreement was $18.8 million for the period April 1, 1996 to December 31, 2002.

The Corporation also agreed with CVD to fund $150,000 per year for the period from July 1, 1996 to June 30, 2002 for a research chair in medical devices at the University of Ottawa Heart Institute.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(b)  Operating Leases

The Corporation is committed to minimum lease payments for office facilities and equipment as follows:

Year ended December 31,         2003                                 $1,729,141
                                2004                                  1,122,010
                                2005                                  1,031,929
                                2006                                    981,660
                                2007                                    314,788

Total rent expense for the years ended December 31, 2002, 2001 and 2000 was $1,612,145, $1,418,840 and $829,529 respectively. During the year, the Corporation pledged cash in the amount of US$750,000 as collateral for obligations under a premises lease for the Oakland operation.

17.  Capital Lease Obligation

In December 1997, the Corporation entered into a capital lease with a sixty-five month term with interest charged at a floating rate equal to the prevailing rate for Bankers' Acceptances plus 3%.

The Corporation has provided a $78,312 letter of credit in favour of the lessor to cover the term of the lease (2001 - $250,720; 2000 - $419,130).

The minimum lease payments, prior to any adjustment for changes in interest rates, are as follows:

Year ended December 31, 2003                                         $ 64,923
Less: amount representing interest                                    (1,094)
                                                                --------------
Capital lease obligation                                             $ 63,829
                                                                --------------

18.  Net Change in Operating Components of Working Capital

The net change in operating components of working capital is comprised of:

-----------------------------------------------------------------------------------------------------------
                                                              2002                 2001              2000
                                              -------------------------------------------------------------

Accounts and other receivables                         $ 3,168,470        $ (3,096,593)     $ (2,871,227)
Prepaid expenses                                           352,833              (8,254)         (143,723)
Inventory                                                1,802,719            1,849,252         1,580,137
Accounts payable and accrued liabilities                 5,367,724            3,125,415         2,783,026
Accrued compensation                                       961,011              186,977           672,981
                                              -------------------------------------------------------------

                                                       $11,652,757          $ 2,056,797       $ 2,021,194
-----------------------------------------------------------------------------------------------------------

19.  Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of the Novacor LVAS and related components and its research and development activities focused mainly on development of the HeartSaverVAD.

The accounting policies of the Corporation's operating segments are the same as those described in Note 1. The Corporation does not use a measure of segment assets to assess performance or allocate resources. As a result, segment asset information is not presented.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The following presents segment operating results for the year ending December 31, 2002:

---------------------------------------------------------------------------------------------------------------
                                                               Commercial       Research and            Total
                                                               Operations        Development
                                                    --------------------- ------------------ ------------------

Revenue                                                       $10,106,931     $           -     $  10,106,931
                                                    --------------------- ------------------ ------------------

Cost of goods sold
     Direct materials and labour                              (4,593,627)                 -        (4,593,627)
       Overheard and other                                    (5,275,104)                 -        (5,275,104)
                                                    --------------------- ------------------ ------------------
                                                              (9,868,731)                 -        (9,868,731)
                                                    --------------------- ------------------ ------------------

Gross margin                                                      238,200                 -           238,200
                                                    --------------------- ------------------ ------------------

Expenses
     Selling, general and administrative                      (4,808,683)        (5,690,392)      (10,499,075)
     Research and development                                           -       (25,016,365)      (25,016,365)
     Amortization of intangibles                              (3,657,251)        (3,665,252)       (7,322,503)
                                                    --------------------- ------------------ ------------------

                                                              (8,465,934)       (34,372,009)      (42,837,943)
                                                    --------------------- ------------------ ------------------

Loss before the under noted                                 $ (8,227,734)     $ (34,372,009)      (42,599,743)
                                                    ===================== ==================
     Other income (expenses), net                                                                  (7,161,396)
                                                                                             ------------------

Net loss for the year                                                                           $ (49,761,139)
---------------------------------------------------------------------------------------------------------------

The following presents segment operating results for the year ending December 31, 2001:

---------------------------------------------------------------------------------------------------------------
                                                              Commercial       Research and             Total
                                                              Operations        Development
                                                   --------------------- ------------------- ------------------

Revenue                                                     $ 8,252,624      $            -      $  8,252,624
                                                   --------------------- ------------------- ------------------

Cost of goods sold
     Direct materials and labour                             (3,925,702)                  -        (3,925,702)
     Overheard and other                                     (4,361,356)                  -        (4,361,356)
                                                   --------------------- ------------------- ------------------
                                                             (8,287,058)                  -        (8,287,058)
                                                   --------------------- ------------------- ------------------

Gross margin                                                    (34,434)                  -           (34,434)
                                                   --------------------- ------------------- ------------------

Expenses
     Selling, general and administrative                     (4,652,004)         (6,426,316)      (11,078,320)
     Research and development                                         -         (35,774,623)      (35,774,623)
     Amortization of intangibles                             (7,600,824)         (7,608,823)      (15,209,647)
     Recovery of future income taxes                          2,494,122           2,494,122         4,988,244
                                                   --------------------- ------------------- ------------------

                                                             (9,758,706)        (47,315,640)      (57,074,346)
                                                   --------------------- ------------------- ------------------

Loss before the under noted                                $ (9,793,140)       $(47,315,640)      (57,108,780)
                                                   ===================== ===================
     Other income (expenses), net                                                                  (8,557,788)
                                                                                             ------------------

Net loss for the year                                                                            $(65,666,568)
---------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The following presents segment operating results for the year ending December 31, 2000:

---------------------------------------------------------------------------------------------------------------
                                                              Commercial       Research and             Total
                                                              Operations        Development
                                                   --------------------- ------------------- ------------------

    Revenue                                                 $ 4,674,485      $          -        $  4,674,485
                                                     --------------------------------------------------------------

    Cost of goods sold
          Direct materials and labour                        (2,443,610)                -          (2,443,610)
          Overheard and other                                (4,825,735)                -          (4,825,735)
                                                     --------------------------------------------------------------
                                                             (7,269,345)                -          (7,269,345)
                                                     --------------------------------------------------------------

    Gross margin                                             (2,594,860)                -          (2,594,860)
                                                     --------------------------------------------------------------

    Expenses
          Selling, general and administrative                (1,894,622)       (4,865,655)         (6,760,277)
          Research and development                                    -       (18,395,885)        (18,395,885)
          Amortization of intangibles                        (3,741,933)       (3,749,932)         (7,491,865)
          Recovery of future income taxes                     2,771,480         2,771,480           5,542,960
                                                     --------------------------------------------------------------

                                                             (2,865,075)      (24,239,992)        (27,105,067)
                                                     --------------------------------------------------------------

    Loss before the under noted                             $(5,459,935)     $(24,239,992)        (29,699,927)
                                                     =========================================
          Other income (expenses), net                                                               (685,495)
                                                                                               --------------------

    Net loss for the year                                                                        $(30,385,422)
    ---------------------------------------------------------------------------------------------------------------

The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. The Corporation has locations in Canada and the United States:

---------------------------------------------------------------------------------------------------------------
                                              2002                           2001                         2000
---------------------------------------------------------------------------------------------------------------
                         Revenue        Long-lived                     Long-lived                    Long-lived
                                            assets         Revenue         assets       Revenue          assets
---------------------------------------------------------------------------------------------------------------

Canada                   $   941,259   $ 1,293,836      $  158,974    $ 1,529,433    $   93,963     $ 5,241,966
United States              5,421,570    30,362,904       5,463,618     38,499,263     2,712,946      50,962,972
Netherlands                3,434,218             -       3,463,912                    2,366,152
Japan                        967,426             -               -              -             -               -
Less:  Edwards fee          (657,542)            -        (833,880)              -     (498,576)
                                                                                                              -
                         $10,106,931   $31,656,740      $8,252,624    $40,028,696    $4,674,485    $56,204,938
---------------------------------------------------------------------------------------------------------------

At December 31, 2002 and 2001 accounts receivable from Edwards comprised 68% and 18% respectively and one other (2001 - two other) account receivable amounted to greater than 10% of the total respective accounts receivable balances. During 2002, Edwards accounted for 50% of sales and no other customer accounted for more than 10% of sales. During 2001, Edwards accounted for 40% of sales and three other customers accounted for 37% of the total revenue for the year. During 2000, Edwards accounted for 44% of sales and one customer accounted for 11% of the total revenue for the year.

20.  Subsequent Events

(a)  Private Placement

In separate closes on January 3 and January 8, 2003, the Corporation completed private placements totalling 2,343,750 units (Units) at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $1.60 per share for a period of five years.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The Corporation granted to the placement agent 234,374 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $1.60 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $1.60 per common share.

(b)  Senior and Subordinated Debt

On January 29, 2003, the Corporation entered into a senior loan agreement totalling $7,000,000 and a subordinated loan agreement totalling $3,000,000 (Loans). The Loans will mature on July 31, 2003 and bear interest rates of 18% per annum payable monthly. The Loans are to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 3,000,000 warrants with each warrant exerciseable into one common share for a period of five years at a price of $1.60 per share. As collateral for the Loans the Corporation entered into general security agreements over all of its assets.

(c)  Tax Credit Receivable

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ontario Ministry of Finance detailing adjustments that it is proposing to reduce the Corporation's claim under the Ontario Business Research Institute (OBRI) tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

21.  Financial Instruments

Financial instruments recognized in the balance sheet consist of cash and cash equivalents, short-term investments, accounts and other receivables, accounts payable and accrued liabilities, short-term loan, a capital lease and preferred shares. The Corporation does not hold or issue financial instruments for trading purposes.

The Corporation invests the majority of its excess cash in high-grade instruments and diversifies the concentration of cash among different financial institutions.

(a)  Fair value

The Corporation believes that the carrying values of its financial instruments other than the capital lease and the preferred shares approximate their fair values because of their short terms to maturity. The

Corporation believes that the carrying value of the capital lease obligation also approximates fair value because of its floating market rate of interest. The Corporation believes that the carrying value of the preferred shares no longer approximates fair value as the fair value was originally based on an independent valuation utilizing an imputed 12% rate of interest and the Corporation's current cost of borrowing is materially higher.

(b)  Interest rate risk

The Corporation is subject to interest rate risks from time to time because of the short-term to maturity of its cash equivalents and short-term investments and the floating rate nature of its capital lease.

(c)  Foreign exchange risk

The Corporation enters into various foreign exchange contracts from time to time to protect the Corporation from the risk that the investments held in foreign currencies are not adversely affected by changes in currency exchange rates. These contracts are short-term in nature. As at December 31, 2002, the Corporation had no outstanding foreign exchange financial instruments other than the Preferred Shares.

(d)  Credit risk

Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash and accounts receivable. The Corporation has a limited number of customers, all of which operate in the health care industry. As at December 31, 2002 approximately 68% (2001 - 18%; 2000 - 49%) of the accounts receivable balance was due from Edwards. The Corporation performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable of $ 65,908 (2001- $81,799) based upon the expected collectiblity of accounts receivable.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

22.  United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Corporation, for the year ended December 31, 2002, 2001 and 2000 in the following material respects from US GAAP. There are no differences in reported cash flows for the periods presented.

(a)  Balance sheets

-------------------------------------------------------------------------------------------------------------
                                                                                     2002               2001
-------------------------------------------------------------------------------------------------------------

ASSETS
Current assets                                                               $ 11,728,364        $37,854,422
   Cash pledged as collateral for lease                                         1,183,200                  -
   Capital assets                                                               4,244,371          5,293,824
   Goodwill and intangible assets (1)                                          26,128,916         30,216,648
   Other assets                                                                   477,609                  -
                                                                       ------------------- ------------------

                                                                             $ 43,762,460        $73,364,894
                                                                       ------------------- ------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                          $ 19,780,919        $11,656,504
   Capital lease obligation                                                             -             63,829
   Obligation under research and development arrangement (2)                    3,420,016          3,420,016
                                                                       ------------------- ------------------

                                                                               23,200,935         15,140,349
                                                                       ------------------- ------------------

Preferred shares (3)                                                          111,411,319        105,319,402
                                                                       ------------------- ------------------

Shareholders' equity (deficiency)
   Common shares  (4)                                                         136,451,958        121,565,309
   Special warrants and rights                                                          -         14,886,649
   Accumulated deficit (4)                                                   (227,301,752)      (183,546,815)
                                                                       ------------------- ------------------

                                                                              (90,849,794)       (47,094,857)
                                                                       ------------------- ------------------

                                                                             $ 43,762,460        $73,364,894
-------------------------------------------------------------------------------------------------------------

(b)  Statements of loss

-------------------------------------------------------------------------------------------------------------
                                                                      2002             2001             2000
-------------------------------------------------------------------------------------------------------------

Net loss in accordance with Canadian GAAP                   $ (49,761,139)   $ (65,666,568)   $ (30,385,422)
Adjustments to reconcile to US GAAP:
Write-off of purchased in-process research and
     development (1)                                                    -               -       (12,324,408)
Amortization of purchased in-process research and
     development  (1)                                           3,234,771        6,522,731        1,283,453
Interest on preferred shares (3)                                7,650,730        6,853,763        3,049,792
Foreign exchange translation on shares (3)                        322,913       (1,926,777)        (508,507)
                                                          ---------------------------------------------------


Net loss and comprehensive loss in accordance with US GAAP    (38,552,725)     (54,216,851)     (38,885,092)
Accretion on preferred shares (3)                              (7,000,098)      (7,071,611)      (3,080,000)
                                                          ---------------------------------------------------

Net loss applicable to common shareholders                  $ (45,552,823)   $ (61,288,462)    $(41,965,092)
                                                          ---------------------------------------------------

Loss per common share

Weighted average number of common shares outstanding           17,779,385       15,069,229       14,878,625
                                                          ---------------------------------------------------
Basic and diluted loss per common share                     $       (2.56)   $       (4.07)    $      (2.82)
-------------------------------------------------------------------------------------------------------------

(c)  Footnotes

(1) Under US GAAP, acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life. Under US GAAP net loss includes amortization relating to intangible assets of $4,087,732 for 2002 (2001 - $8,686,916; 2000 - $6,208,412).
(2) Under US GAAP, the obligation under the research and development arrangement is classified as a liability. Under Canadian GAAP, this amount is reflected as equity as NewGen will receive equity securities of the Corporation upon completion of the R&D arrangement.
(3) Under US GAAP, mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged first to retained earnings; if no retained earnings, then to accumulated paid-in capital; if no accumulated paid-in capital, then to accumulated deficit. Under Canadian GAAP these shares are treated as compound instruments and divided into their debt and equity components based on their fair value at the time of issue and dividends and imputed interest related to the debt component are charged to earnings. The different presentation on the balance sheets results in a difference in exchange as, under Canadian GAAP the amount in shareholders' equity is translated at historical rates and the amount in long-term debt is translated at current rates. Under US GAAP, the full amount is translated at current rates.
(4) Under US GAAP, the difference between the issue price and initial public offering (IPO) price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $48,663,150 increases the common shares and accumulated deficit reported under US GAAP, with no difference reported in total shareholders' equity.

(d)  Share based compensation

The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). The Corporation applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock option grants and accordingly, because the exercise price of employee stock options equals the market price of the underlying common shares on the date of grant, no compensation expense has been recognized for grants made during the period.

Had compensation costs been determined based on the fair value of options on the date of grant, consistent with the methodology prescribed under SFAS 123, the Corporation's net loss and loss per share would have increased to the following pro-forma amounts:

-----------------------------------------------------------------------------------------------------------------
                                                                  2002                 2001               2000
-----------------------------------------------------------------------------------------------------------------

Net loss under US GAAP                                   $(38,552,725)        $(54,216,851)     $ (38,885,092)
Estimated share based compensation costs                   (2,483,523)          (1,612,087)          (877,224)
                                                     ------------------------------------------------------------

Pro forma net loss                                        (41,036,248)         (55,828,938)       (39,762,316)
Accretion on preferred shares                              (7,000,098)          (7,071,611)        (3,080,000)
                                                     ------------------------------------------------------------

Net loss applicable to common shareholders               $(48,036,346)        $(62,900,549)     $ (42,842,316)
                                                     ------------------------------------------------------------

Pro forma basic loss per share                           $      (2.70)        $      (4.17)     $       (2.88)
-----------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The weighted average fair value of the options issued during the year ended December 31, 2002 was $4.30 (2001 - $3.70, 2000 - $7.52). The fair values of options granted are determined using the Black-Scholes model. For 2002, 2001 and 2000 the following weighted average assumptions were utilized:

---------------------------------------------------------------------------
                                            2002         2001          2000
----------------------------------------------------------------------------
Expected option life, in years                6            7             7
Volatility                                   75%          75%           75%
Risk free interest rate                    3.65%           6%            6%
Dividend yield                              Nil           Nil           Nil

(e)  New accounting pronouncements

In December 2001, the CICA issued AcG 13 - "Hedging Relationships" ("AcG 13"). The guideline presents the views of the Canadian Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline is effective for all fiscal years beginning on or after July 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation. The Corporation does not believe that the adoption of this guideline will have a material impact on its results of operations or financial position as it does not currently apply hedge accounting.

In June 2002, the FASB issued SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued FASB Interpretation No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and requires that they be recorded at fair value. The initial recognition and measurement provisions of this interpretation are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002, which is in the fiscal year beginning January 1, 2003 for the Corporation. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, FASB issued SFAS No. 148, - "Accounting for Stock-Based Compensation -- Transition and Disclosure an amendment of FASB Statement No. 123" ("SFAS 148"). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 regarding disclosure are effective for financial statements for fiscal years ending after December 15, 2002, which is the fiscal year beginning January 1, 2003 for the Corporation. The Corporation applies APB 25 in accounting for its employee stock option plan.

In December 2002, the CICA issued CICA 3475 - "Disposal of long-lived assets and discontinued operations" ("CICA 3475"). This section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. The recommendations in this section should be applied to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with early adoption encouraged.

In December 2002, the CICA issued CICA 3063 - "Impairment of long-lived assets" ("CICA 3063"). This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Recommendations in this Section should be applied prospectively for years beginning on or after April 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation, with earlier application encouraged.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion explains material changes in the Corporation's financial condition and results of operations for the year ended December 31, 2002 with comparisons to the years ended December 31, 2001 and 2000. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

The discussion and comments contained herunder, include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2002 there were a number of significant events which impacted on delivery of the Corporation's key strategic objectives, as follows:

o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was released for sale in Europe and, subsequent to year-end on January 14, 2003, was approved for use in the U.S. by the Food and Drug Administration (FDA);

o the Corporation submitted a pre-market approval (PMA) supplemental application to the FDA requesting approval for "Destination Therapy" or the long-term use of the Novacor LVAS in the U.S. The application was accepted for filing by the FDA on November 22, 2002, and granted expedited review status;

o the Novacor LVAS became the first heart assist device approved for commercial sale in Japan; initial sales to this market exceeded our expectations; and

o the Corporation suspended its pre-clinical trial program for its original HeartSaverVAD, and announced the consolidation of next generation product development efforts into an optimized HeartSaverVAD.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31, of gross   December 31, of gross   December 31,   of gross
                                           2002  revenue           2001  revenue           2000    revenue
-----------------------------------------------------------------------------------------------------------

Revenue
  Gross revenues                  $ 10,764,473             $  9,086,504           $  5,173,061
  Less : Edwards guarantee fee        (657,542)       6%       (833,880)      9%      (498,576)        10%
                               ----------------------------------------------------------------------------
                                    10,106,931       94%      8,252,624      91%     4,674,485         90%

Cost of goods sold
  Direct materials and labour       (4,593,627)      43%     (3,925,702)     43%    (2,443,610)        47%
  Overhead and other                (5,275,104)      49%     (4,361,356)     48%    (4,825,735)        93%
                               ----------------------------------------------------------------------------
                                    (9,868,731)      92%     (8,287,058)     91%    (7,269,345)       140%
                               ----------------------------------------------------------------------------

Gross margin                           238,200        2%        (34,434)      0%    (2,594,860)      (50)%

Selling, general and admin.        (10,499,075)             (11,078,320)            (6,760,277)
Research and development           (25,016,365)             (35,774,623)           (18,395,885)
Amortization of intangibles         (7,322,503)             (15,209,647)            (7,491,865)
Foreign exchange gain (loss)           476,649               (2,913,150)               (16,686)
Investment income                      134,255                1,209,125              2,380,983
Interest and financing
expenses                            (7,772,300)              (6,853,763)            (3,049,792)
Recovery of future income
taxes taxes                                  -                4,988,244              5,542,960
                               ----------------------------------------------------------------------------

Net loss                          $(49,761,139)            $(65,666,568)          $(30,385,422)
-----------------------------------------------------------------------------------------------------------

Revenues.
WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues for the fiscal years ended December 31, 2002 and 2001 reflect commercial activities relating to Novacor LVAS for a full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during fiscal 2002 increased by 22% from 2001 to $10.1 million. Revenue growth was lower than anticipated, largely as a result of the later than expected European roll-out of ePTFE conduits late in the second quarter, rather than during the first quarter, as had been anticipated. U.S. sales were also flat, due in part to some clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred subsequent to year end) and also to concerns about product delivery related to the Corporation's strained working capital position. WorldHeart regards the slowdown in growth of U.S. sales as temporary, in light of the addition and/or re-activation of 14 U.S. clinics during 2002, and having in mind strong sales growth in Europe and Canada as well as stronger than expected sales in Japan during the product's first year of commercial availability.

The significant increase in gross revenues in 2001 over 2000 is on account of the acquisition of the revenue producing Novacor assets at the end of the second quarter of 2000.

Cost of Goods Sold.
With the aforementioned change in product and development strategy that has resulted in WorldHeart concentrating its commercial efforts exclusively on the Novacor LVAS until at least 2006, an initiative is now under way to reduce the cost of sales of the Novacor LVAS and related hardware and equipment.

Reduced unit cost of sales is expected to result from increased volume and corresponding pricing and labour efficiencies; by employing more conventional manufacturing processes; and through the modernization of the manufacturing operations.

For 2002 the overall cost of sales remained relatively constant at 92% of gross sales as compared to 91% in 2001.

Direct material and labour costs were 43% of gross sales for both 2002 and 2001 and was 47% in 2000.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. The Company is currently operating at levels significantly below its capacity and, therefore, in general, overhead and other costs should be declining in proportion to increases in gross revenues. In 2002 overhead and other costs increased by $914,000 to $5.3 million from $4.4 million. Overheads were lower in 2001 as a result of an adjustment to previous periods' estimates for required net realizable inventory reserve and provision for warranty costs. The effect was an increase of approximately $712,000 to inventory and correspondingly lower overhead and other costs attributable to Novacor sales. In addition, royalty costs of 5% of sales have increased during 2002 as a result of higher sales.

Overall, the gross margin is expected to continue to improve as sales volumes of the Novacor LVAS increase.

Selling, General and Administrative.
Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

In 2002 selling, general and administrative expenses decreased by $579,000, or 5%, to approximately $10.5 million. Increases in selling and marketing costs of approximately $.9 million were mainly on account of higher employee costs associated with the Corporation's actions to increases its direct sales presence in the U.S. and as a result of commissions on higher sales. These increases were more than offset by reductions in general and administration costs of approximately $1.5 million.

2001 selling, general and administrative expenses increased by $4.3 million or 64% as compared to 2000 and reflect the first full year of operations subsequent to the mid-year acquisition of Novacor and the corresponding Oakland facility in 2000. These incremental Oakland and Novacor costs added approximately $1.2 million to the selling, general and administrative costs in 2001 as compared to 2000. Also, approximately $2.0 million of the year-over-year increase related to initiatives the the Corporation took in order to increase clinical awareness of WorldHeart and its products.

The Corporation will continue to increase its marketing and promotional activity during 2003 associated with enhancements to the Novacor LVAS and, potentially, in response to a destination therapy approval in the U.S.

Research and Development.
Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in 2002 decreased by approximately $10.8 million or 30% to $25.0 million. Lower research and development costs are on account of lower Novacor LVAS INTrEPID trial costs in 2002 and the decision that was made mid-year to merge the three HeartSaver development programs into one optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy. The merged HeartSaver development program resulted in a reduction of research and development-related employees and costs. In addition, government assistance accounted for approximately $1.7 million of the decrease as reductions to research and development expenses on account of government programs increased in 2002 to $4.5 million from $2.8 million.

In 2001 research and development expenses increased by $17.4 million or 94% from 2000. A significant portion of the increase is on account of only six months of activity relating to the Oakland operation in the 2000 fiscal year from the date of the Novacor acquisition. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS, research activities undertaken to further the development of HeartSaver and commencement of formal pre-clinical trials of HeartSaver.

Amortization of Goodwill and Intangibles.
Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which was adopted by the Corporation at the start of the fiscal year beginning January 1, 2002, amortization has been significantly reduced as goodwill and indefinite life intangibles are no longer amortized. This has resulted in a significant decrease in amortization from $15.2 million in 2001 to $7.3 million in 2002. These assets are now tested annually for impairment. The results of the impairment testing during 2002 lead management to determine that no impairment exists and that no adjustment to goodwill was required.

Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, continue to be amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years.

Fiscal 2000 reflects only six months of amortization from the date of the acquisition of the Novacor assets.

Foreign Exchange Gains and Losses.
WorldHeart recorded a foreign exchange gain of $477,000 for 2002 compared to a loss of $2.9 million in 2001 and a nominal loss in 2000. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares which are denominated in U.S. dollars. In 2002 the Canadian dollar strengthened by approximately 1.1% versus the U.S. dollar which resulted in a foreign exchange gain of approximately $477,000. In 2001 the Canadian dollar weakened by approximately 6.2% against the U.S. dollar which resulted in a foreign exchange loss of $2.9 million.

Investment Income.
Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income has decreased to $134,000 in 2002 from $1.2 million in 2001 and $2.4 million in 2000 reflecting significantly lower average cash equivalents and short-term investment balances during the year and, in general, a declining interest rate environment during the period.

Interest Expense and Financing Costs.
The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense for the 2002 fiscal year was approximately $7.7 million. The corresponding amount for the 2001 fiscal year was $6.8 million and for 2000, which included only six months of interest, was approximately $3.0 million. Other interest and financing costs in 2002 totaled approximately $122,000.

Recovery of Future Income Taxes.
At the date of the acquisition of the Novacor assets in 2000 the Corporation recognized an income tax liability of $10.5 million. The Corporation has subsequently recognized future income tax recovery amounts on the losses incurred in the United States only to the extent of the $10.5 million liability (2001 - $5.0 million; 2000 - $5.5 million). This recovery was calculated as 41% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.

CAPITAL EXPENDITURES

-----------------------------------------------------------------------------

                                     2002            2001             2000
-----------------------------------------------------------------------------

Capital Expenditures              $610,198       $1,205,121         $902,398
-----------------------------------------------------------------------------

Capital expenditures declined in 2002 and related primarily to various manufacturing, research, testing and office equipment. Higher capital expenditures of the same nature were made in 2001 as WorldHeart prepared for pre-clinical and clinical trials.

At December 31, 2002, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. A satellite office in Ottawa was vacated during the fourth quarter in light of the reduction in staff resulting from the above-mentioned strategic change implemented in the third quarter. The lease on this space would have expired in December 2003, but an early cancellation, at a breakage cost of $43,000 was negotiated subsequent to year-end. The third location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

EMPLOYEES

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers, affiliated with CVD, involved in the HeartSaver project.

LIQUIDITY AND CAPITAL RESOURCES

WorldHeart will continue to be dependent on its ability to obtain additional capital in order to fund its HeartSaverVAD research and development program and to fund its current commercial operations until they achieve profitability.

Financing Transactions.
In January 2003, subsequent to year-end, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans mature on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The

Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets.

Late in 2002 the Corporation completed a $2 million loan transaction in order to fund short-term working capital until the above noted transactions could be completed. The interest rate was 2% per month and included 400,000 warrants each exercisable for a five year period into one WorldHeart common share at a price of $1.30 per share and with a provision that, in the event that the loan was repaid prior to its June 18, 2003 maturity date, the number of warrants would be reduced to 200,000. Subsequent to the 2002 year-end the loan was repaid from the proceeds of the debt transactions detailed above, and the number of warrants issued with respect to this transaction was reduced to 200,000.

Also, during the fourth quarter of 2002 WorldHeart sold accounts receivable totaling US$1,095,000 to Edwards for cash totaling US$540,000 and the set off of accounts payable owed by WorldHeart to Edwards totaling US$555,000. The proceeds of this sale were used to fund short-term working capital requirements until the above noted transactions could be completed.

Funding in 2001 resulted from the issue of 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. During 2002 the special warrants were converted into an equivalent number of common shares and warrants. In addition, during 2001 the Corporation and New Generation Biotech (Equity) Fund ("NewGen"), an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262 Ontario Inc. ("2007262"). In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262. The promissory note was paid to the Corporation prior to year-end and the remainder of the cash was used in 2002 to fund research and development activities. NewGen purchased preferred shares in 2007262 for gross proceeds of $3.5 million. The Corporation consolidated 2007262 Ontario Inc. into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan. Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

Year-end Liquidity.
At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million as compared to working capital of $26.2 million in 2001. The Corporation had available cash of $248,000 versus cash, cash equivalents and short-term investments of $22.2 million in 2001.

The decrease in working capital in 2002 and 2001 is the result of an investment of cash and increase in accounts payable in order to fund research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs.

Cash totaling $1.2 million has been pledged against a US$750,000 letter of credit issued by WorldHeart in support of the Company's obligations under its Oakland, California premises leases and is not available for general operations.

As noted previously WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans which matures July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions within the first half of fiscal 2003.

Commitments

As at December 31, 2002 the Corporation's obligations and commitments to make payments are as follows.

------------------------------------------------------------------------------------------------------------
                                                             Payments Due by Period
                                                             ----------------------
Contractual Obligations                       Total    Less than 1         1 - 3         4 - 5      After 5
                                                              year         years         years        years
------------------------------------------------------------------------------------------------------------

Capital Lease Obligations                $   64,923     $   64,923    $        -    $        -       $    -
Operating Leases                          5,179,528      1,729,141     2,153,939     1,296,448            -
Guaranteed Distribution Fees
    (in US$)                              6,000,000      2,000,000     4,000,000             -            -
Short-term Loan                           2,000,000      2,000,000             -             -            -
------------------------------------------------------------------------------------------------------------

The Guaranteed Distribution Fee amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards . US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2002 was approximately US$426,000 (2001 - US$547,369; 2000 - US$332,074). The 2001
shortfall included an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

------------------------------------------------------------------------------------------------------------
                                                Amount of Commitment Expiration Per Period
                                                ------------------------------------------
Other Commercial Commitments           Total Amounts     Less than 1       1 - 3         4 - 5      After 5
                                           Committed            year       years         years        years
------------------------------------------------------------------------------------------------------------
Standby Letters of Credit:
     Canadian dollars                       $ 78,312        $ 78,312           -             -            -
     US dollars                           US$750,000      US$750,000           -             -            -
------------------------------------------------------------------------------------------------------------

The Canadian dollar letter of credit is in support of obligations under the capital lease which will be repaid in 2003. The U.S. dollar letter of credit is in support of WorldHeart's lease obligations for its premises in Oakland, California. Cash in the amount of US$750,000 has been pledged in support of the letter of credit.

MARKET RISK

WorldHeart is subject to interest rate risk occasionally on investments that it makes with excess cash.

Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its U.S. operations, and U.S. dollar-denominated preferred shares. Occasionally WorldHeart enters into foreign exchange contracts in order to manage its foreign exchange exposure. At December 31, 2002 there were no outstanding foreign exchange forward contracts.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's critical accounting estimates relate to the following:

     o Estimating future sales to ascertain if an obligation exists under the Edwards' distribution agreement;
     o    Estimating slow moving and obsolete inventory;
     o    Valuation of intangible assets and goodwill;
     o    Accounting for government assistance;
     o    Tax credit receivable; and
     o    Income taxes.

Under a distribution agreement with Edwards, Edwards is guaranteed a minimum of US $2 million in annual gross margin from the sales of the Corporation's products. The Corporation's policy is to accrue as payable any shortfall in the US $2 million guaranteed gross margin for the year or for future years when, based on estimated future sales to Edwards, it appears likely that the guaranteed gross margin will not be met. If sales to Edwards were to drop from the current estimates, the amount ultimately owed would be greater than the current estimate. At December 31, 2002 there is no reserve for additional guarantee fees that may be incurred subsequent to 2002 as the Corporation believes that sales levels will be sufficient to meet the minimum guarantee.

The Corporation has established reserves for slow moving inventory. To the extent inventory movement is not as anticipated, the current inventory reserve needed for slow moving items may be higher or lower than that reserved at December 31, 2002.

During the year, the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. WorldHeart has completed its goodwill impairment tests and concluded that no impairment exists and has made no adjustment to goodwill during 2002. Other intangible assets were also reviewed and it was determined that no impairment has occurred. The Corporation continues to amortize other intangible assets over their estimated useful life.

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable. At December 31, 2002 there is no accrual for receivables from Technology Partnerships Canada because the Company has determined that it may be ineligible for further funding as a result of scope changes that resulted form the merging of the three HeartSaver development programs in 2002. The Corporation is considering a revision to the current TPC contribution agreement and/or a new TPC application that would cover the optimized HeartSaver development program. To date, the Corporation has received approximately $7.0 million of the $10.0 million that was available under the current contribution agreement.

Under the Ontario Business Research Institute (OBRI) tax credit program, the Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001. This was associated with research payments made to the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation from 1997 to 2000. At year-end this claim was in the process of being audited by the Ontario Government's Ministry of Finance (Ministry).

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ministry detailing adjustments that it is proposing to reduce the Corporation's claim under the OBRI tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. The Corporation believes sufficient uncertainty exists regarding the realizability of these future income tax assets such that a valuation allowance has been taken on the entire amounts. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

OTHER FACTORS

WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Initial commercial success will, therefore, be dependant on the Corporation's ability to continue to increase Novacor sales. Novacor is approved for sale, without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. In the U.S. the Federal Drug Administration has filed, with expedited review status, the Corporation's PMA (pre-market approval) supplemental request for use in the long-term or Destination Therapy market. We believe that approval of this submission would increase the market for Novacor substantially.

Pulsatile VADs.
WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located and one that is abdominally implanted. The devices developed by the Corporation's competitors are now primarily used as bridges to transplant. The competitive implantable product was approved during the fourth quarter for destination therapy indications in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation. WorldHeart believes HeartSaver is the only pulsatile device that is currently at an advanced stage of development.

Non-pulsatile VADs.
Research and development is proceeding in several centres for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.

HeartSaver Development.
During 2002 management merged the three HeartSaver development programs into one optimized HeartSaver development program. Although it is expected that the commercialization of the HeartSaver will occur in 2006, which is two years later than the most recent estimates for the original HeartSaver, the development program is expected to result in a heart-assist device that will offer significant improvements over previous versions of HeartSaver in terms of size, weight, ease and flexibility of implant including the ability to implant in the chest cavity or abdomen and for use for left, right or bi-ventricular heart assist, reliability, durability and enhanced manufacturability. Management is confident that the development program, including pre-clinical and clinical trials will be successful and that the necessary regulatory approvals will be received. However, there can be no assurance that this will occur.

Commercial Sales of the Novacor LVAS.
Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. At current volumes, however, the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. To the extent that the Corporation is unable to significantly increase sales and/or reduce per unit manufacturing costs, there is risk that the Corporation could be adversely effected and the Novacor operations could increase the Corporation's net cash consumption.

OUTLOOK

External Environment.
The market for an effective device treatment for late-stage heart failure has not diminished during 2002, and despite significant progress on many fronts, no competitive breakthroughs in heart assist products have been announced, or are believed to be imminent. The scope of heart failure is increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices exceeds 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and the current review by the Centers for Medicare and Medicaid Services in the U.S. of reimbursement coverage for both bridge and destination therapy LVAD use is expected to result in increased payments for procedures using such devices. These developments are expected to accelerate the use of VADs both in the U.S. and elsewhere.

Internal Environment.
The Corporation expects to incur further losses from operations at least until 2006 as it continues its HeartSaver research and development program. In addition, increased marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received, and anticipated regulatory approvals. These cost increases will be potentially offset by increased net contributions from higher Novacor LVAS sales.

ACCOUNTING POLICIES

Significant differences between GAAP in Canada and the United States are presented in Note 22 to the consolidated financial statements.

World Heart Corporation
Shareholder Resources

The Board of Directors                            Annual Meeting

Dr. Tofy Mussivand                                The Annual Meeting will be held on June 16th, 2003
Chairman and Chief Scientific Officer             at 4:00 p.m., at the Tudor Hall, 3750 Bowesville Road,
                                                  Ottawa, Ontario.
Roderick M. Bryden
President and Chief Executive Officer             World Heart Corporation
                                                  1 Laser Street, Ottawa, Ontario, K2E 7V1
Ian W. Malone                                     Telephone: (613) 226-4278 Fax: (613) 226-4744
Vice-President Finance and Chief Financial        www.worldheart.com
Officer

Michael A. Mussallem                              World Heart Inc.
Chairman and Chief Executive Officer,             7799 Pardee Lane, Oakland, CA 94621
Edwards Lifesciences Corporation LLC              Telephone: (510) 563-5000 Fax: (510) 563-5005
Former Chief Executive Officer, Novacor           www.worldheart.com

Richard Lesher                                    OTCBB: WHRTF      TSX: WHT
Former President and Chief Operating Officer
United States Chamber of Commerce                 Shareholder Contact
                                                  Michelle Banning
Dr. Donald S. Beanlands M.D., FPCP(C)             Manager, Corporate Communications
Deputy Director General,                          Ottawa Telephone: (613) 226-4278
University of Ottawa Heart Institute              Oakland Telephone: (510) 563-4995
Professor Emeritus, University of Ottawa          investors@worldheart.com

C. Ian Ross                                       Legal Counsel (Canada)
Senior Director of Administration                 McCarthy Tetrault
Richard Ivey School of Business                   The Chambers, 40 Elgin Street, Suite 1400
University of Western Ontario                     Ottawa, Ontario, K1P 5K6

                                                  Legal Counsel (US)
                                                  White & Case LLP
                                                  1155 Avenue of the Americas
                                                  New York, New York 10036-2787

                                                  Auditors
                                                  PricewaterhouseCoopers LLP
                                                  Chartered Accountants
                                                  99 Bank Street, Ottawa, Ontario, K1P 1K6

                                                  Transfer Agents and Registrar
                                                  CIBC Mellon
                                                  Shareholder Inquiries:
                                                  Attention: Investor Correspondence
                                                  P. O. Box 7010, Adelaide Street Postal Station
                                                  Toronto, Ontario, M5C 2W9
                                                  Telephone: 1-800-387-0825 Fax: (416) 643-5001
                                                  inquiries@cibcmellon.com


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           World Heart Corporation

Date: May 21, 2003                         By: /s/ Ian Malone
                                              ----------------------------------
                                              Name:   Ian Malone
                                              Title:  Vice President Finance and
                                                      Chief Financial Officer